Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262105

PROSPECTUS SUPPLEMENT NO. 6

(to Prospectus dated April 21, 2022)

BuzzFeed, Inc.
112,304,633 Shares of Class A Common Stock
15,637,500 Shares of Class A Common Stock Underlying Convertible Notes
292,500 Warrants to Purchase Shares of Class A Common Stock
9,875,833 Shares of Class A Common Stock Underlying Warrants

This prospectus supplement supplements the prospectus dated April 21, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1, as amended (No. 333-262105). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our quarterly report on Form 10-Q for the quarterly period ended September 30, 2022, filed with Securities and Exchange Commission on November 14, 2022 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to 112,304,633 shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”), consisting of (A) up to (i) 109,094,037 shares of Class A common stock (including shares of Class A common stock issuable upon conversion of shares of Class B common stock, par value $0.0001 per share (the “Class B common stock”) and shares of Class A common stock issuable upon conversion of shares of Class C common stock, par value $0.0001 per share (the “Class C common stock”)), including shares being registered pursuant to that certain Amended and Restated Registration Rights Agreement, dated December 3, 2021, between us and certain of the Selling Securityholders granting such holders registration rights with respect to such shares; (ii) 3,210,596 shares of Class A common stock issuable following the exercise or settlement of certain stock options and restricted stock units; (iii) 15,637,500 shares of Class A common stock reserved for issuance upon the conversion of convertible senior notes; and (iv) 9,875,833 shares of Class A common stock issuable upon the exercise of warrants; and (B) 292,500 warrants, consisting of (a) 259,167 Private Placement Warrants and (b) 33,333 Working Capital Warrants.

Our Class A common stock and warrants are listed on the Nasdaq Capital Market under the symbols “BZFD” and “BZFDW,” respectively. On November 11, 2022, the last reported sales price of our Class A common stock and the warrants were $1.68 per share and $0.12 per warrant, respectively.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 8 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 14, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from      to

Commission file number: 001-39877

BuzzFeed, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	85-3022075
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
229 West 43rd Street New York, New York	10036
(Address of principal executive offices)	(Zip Code)

(646) 589-8592

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	BZFD	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	BZFDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes☐ No ☒

As of November 10, 2022, there were 125,981,696 shares of the registrant’s Class A common stock outstanding, 6,678,413 shares of the registrant’s Class B common stock outstanding and 6,478,031 shares of the registrant’s Class C common stock outstanding.

BUZZFEED, INC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Quarterly Report on Form 10-Q may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which statements involve substantial risks and uncertainties. Our forward-looking statements include, but are not limited to, statements regarding our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “can,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Quarterly Report on Form 10-Q may include, for example, statements about:

●	anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;
●	demand for products and services and changes in traffic;
●	changes in the business and competitive environment in which we operate;
●	developments and projections relating to our competitors and the digital media industry;
●	the impact of national and local economic and other conditions and developments in technology, each of which could influence the levels (rate and volume) of our advertising, the growth of our business and the implementation of our strategic initiatives;
●	poor quality broadband infrastructure in certain markets;
●	technological developments;
●	our success in retaining or recruiting, or changes required in, officers, key employees or directors;
●	our business, operations and financial performance, including expectations with respect to our financial and business performance, including financial projections and business metrics and any underlying assumptions thereunder and future business plans and growth opportunities;
●	our future capital requirements and sources and uses of cash, including our ability to obtain additional capital in the future;
●	expectations regarding future acquisitions, partnerships or other relationships with third parties;
●	government regulation, including revised foreign content and ownership regulations;
●	the continued impact of the COVID-19 pandemic and evolving strains of COVID-19 on our business and the actions we may take in the future in response thereto;
●	our ability to maintain the listing of our Class A common stock and warrants on Nasdaq; and
●	other factors detailed under the section entitled “Risk Factors” herein and in our Annual Report on Form 10-K for the year ended December 31, 2021.

The forward-looking statements contained in this Quarterly Report on Form 10-Q are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the section entitled “Risk Factors” herein and in our Annual Report on Form 10-K for the year ended December 31, 2021. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

This Quarterly Report on Form 10-Q contains estimates and information concerning our industry, our business, and the market for our products and services, including our general expectations of our market position, market growth forecasts, our market opportunity, and size of the markets in which we participate, that are based on industry publications, surveys, and reports that have been prepared by independent third parties. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications, surveys, and reports, we believe the publications, surveys, and reports are generally reliable, although such information is inherently subject to uncertainties and imprecision. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” herein and in our Annual Report on Form 10-K for the year ended December 31, 2021. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Investors and others should note that we may announce material business and financial information to our investors using our investor relations website (https://investors.buzzfeed.com), U.S. Securities and Exchange Commission (“SEC”) filings, webcasts, press releases, and conference calls. We use these mediums to communicate with investors and the general public about our company, our products and services, and other issues. It is possible that the information that we make available may be deemed to be material information. We therefore encourage investors, the media, and others interested in our company to review the information that we post on our investor relations website.

PART I: FINANCIAL INFORMATION

ITEM 1: Financial Statements (unaudited)

BUZZFEED, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	September 30,
	2022	December 31,
	(Unaudited)	2021
Assets
Current assets
Cash and cash equivalents	$59,136	$79,733
Accounts receivable (net of allowance for doubtful accounts of $1,748 as at September 30, 2022 and $1,094 as at December 31, 2021)	90,057	142,909
Prepaid and other current assets	33,461	29,017
Total current assets	182,654	251,659
Property and equipment, net	19,446	23,052
Right-of-use assets	61,303	—
Capitalized software costs, net	19,294	16,554
Intangible assets, net	125,124	136,513
Goodwill	194,079	194,881
Prepaid and other assets	16,079	14,555
Total assets	$617,979	$637,214

Liabilities and Equity
Current liabilities
Accounts payable	$22,901	$16,025
Accrued expenses	27,401	31,386
Deferred rent	—	4,894
Deferred revenue	5,055	1,676
Accrued compensation	27,657	37,434
Current lease liabilities	25,562	—
Other current liabilities	1,749	2,731
Total current liabilities	110,325	94,146
Deferred rent	—	12,504
Noncurrent lease liabilities	52,490	—
Debt	150,740	141,878
Derivative liability	1,350	4,875
Warrant liabilities	1,974	4,938
Other liabilities	3,385	3,992
Total liabilities	320,264	262,333

Commitments and contingencies

Redeemable noncontrolling interest	—	2,294

Stockholders’ equity
Class A Common stock, $0.0001 par value; 700,000 shares authorized; 125,982 and 116,175 shares issued and outstanding at September 30, 2022 and December 31, 2021, respectively	13	11
Class B Common stock, $0.0001 par value; 20,000 shares authorized; 6,678 and 12,397 shares issued and outstanding at September 30, 2022 and December 31, 2021, respectively	1	1
Class C Common stock, $0.0001 par value; 10,000 shares authorized; 6,478 issued and outstanding at September 30, 2022 and December 31, 2021	1	1
Additional paid-in capital	713,418	695,869
Accumulated deficit	(417,621)	(322,106)
Accumulated other comprehensive loss	(2,123)	(3,233)
Total BuzzFeed, Inc. stockholders’ equity	293,689	370,543
Noncontrolling interests	4,026	2,044
Total stockholders’ equity	297,715	372,587
Total liabilities and equity	$617,979	$637,214

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUZZFEED, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited) (In thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue	$103,733	$90,096	$302,051	$251,848
Costs and Expenses
Cost of revenue, excluding depreciation and amortization	60,989	48,837	183,336	135,903
Sales and marketing	16,317	11,218	52,808	34,170
General and administrative	27,254	19,829	92,381	65,274
Research and development	5,900	5,686	23,345	19,285
Depreciation and amortization	9,198	5,407	26,292	15,033
Impairment expense	2,160	—	2,160	—
Total costs and expenses	121,818	90,977	380,322	269,665
Loss from operations	(18,085)	(881)	(78,271)	(17,817)
Other expense, net	(2,752)	(2,567)	(5,330)	(1,752)
Interest expense, net	(5,171)	(487)	(14,992)	(1,138)
Change in fair value of warrant liabilities	(395)	—	2,964	—
Change in fair value of derivative liability	300	—	3,525	—
Loss before income taxes	(26,103)	(3,935)	(92,104)	(20,707)
Income tax provision (benefit)	890	(353)	3,036	(5,011)
Net loss	(26,993)	(3,582)	(95,140)	(15,696)
Net income attributable to the redeemable noncontrolling interest	—	67	164	212
Net (loss) income attributable to noncontrolling interests	(137)	137	211	(173)
Net loss attributable to BuzzFeed, Inc.	$(26,856)	$(3,786)	$(95,515)	$(15,735)

Net loss per Class A, Class B and Class C common share:
Basic	$(0.19)	$(0.20)	$(0.69)	$(0.90)
Diluted	$(0.19)	$(0.20)	$(0.69)	$(0.90)
Weighted average common shares outstanding:
Basic	138,939	18,618	137,591	17,464
Diluted	138,939	18,618	137,591	17,464

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUZZFEED, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited) (In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net loss	$(26,993)	$(3,582)	$(95,140)	$(15,696)
Other comprehensive income
Foreign currency translation adjustment	21	485	423	262
Other comprehensive income	21	485	423	262
Comprehensive loss	(26,972)	(3,097)	(94,717)	(15,434)
Comprehensive income attributable to the redeemable noncontrolling interest	—	67	164	212
Comprehensive (loss) income attributable to noncontrolling interests	(137)	137	211	(173)
Foreign currency translation adjustment attributable to noncontrolling interests	(234)	—	(687)	—
Comprehensive loss attributable to BuzzFeed, Inc.	$(26,601)	$(3,301)	$(94,405)	$(15,473)

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUZZFEED, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Unaudited) (In thousands)

	Nine Months Ended September 30, 2022
									Accumulated	Total
	Common Stock –		Common Stock –		Common Stock –		Additional		other	BuzzFeed, Inc.		Total
	Class A		Class B		Class C		paid-in	Accumulated	comprehensive	stockholders’	Noncontrolling	stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	loss	equity	interests	equity
Balance at January 1, 2022	116,175	$11	12,397	$1	6,478	$1	$695,869	$(322,106)	$(3,233)	$370,543	$2,044	$372,587
Net (loss) income	—	—	—	—	—	—	—	(44,894)	—	(44,894)	164	(44,730)
Stock-based compensation	—	—	—	—	—	—	3,940	—	—	3,940	—	3,940
Issuance of common stock in connection with share-based plans	411	1	—	—	—	—	358	—	—	359	—	359
Other comprehensive loss	—	—	—	—	—	—	—	—	(103)	(103)	—	(103)
Conversion of Class B common stocks to Class A common stock	103	—	(103)	—	—	—	—	—	—	—	—	—
Balance at March 31, 2022	116,689	$12	12,294	$1	6,478	$1	$700,167	$(367,000)	$(3,336)	$329,845	$2,208	$332,053
Net (loss) income	—	—	—	—	—	—	—	(23,765)	—	(23,765)	184	(23,581)
Stock-based compensation	—	—	—	—	—	—	11,284	—	—	11,284	—	11,284
Issuance of common stock in connection with share-based plans	3,561	—	—	—	—	—	2	—	—	2	—	2
Shares withheld for employee taxes	(434)	—	—	—	—	—	(1,635)	—	—	(1,635)	—	(1,635)
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	958	958	(453)	505
Reclassification of noncontrolling interest (see Note 10)	—	—	—	—	—	—	—	—	—	—	2,458	2,458
Conversion of Class B common stock to Class A common stock	5,608	—	(5,608)	—	—	—	—	—	—	—	—	—
Balance at June 30, 2022	125,424	$12	6,686	$1	6,478	$1	$709,818	$(390,765)	$(2,378)	$316,689	$4,397	$321,086
Net loss	—	—	—	—	—	—	—	(26,856)	—	(26,856)	(137)	(26,993)
Stock-based compensation	—	—	—	—	—	—	3,635	—	—	3,635	—	3,635
Issuance of common stock in connection with share-based plans	569	1	—	—	—	—	-	—	—	1	—	1
Shares withheld for employee taxes	(19)	—	—	—	—	—	(35)	—	—	(35)		(35)
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	255	255	(234)	21
Conversion of Class B common stock to Class A common stock	8	—	(8)	—	—	—	—	—	—	—	—	—
Balance at September 30, 2022	125,982	$13	6,678	$1	6,478	$1	$713,418	$(417,621)	$(2,123)	$293,689	$4,026	$297,715

	Nine Months Ended September 30, 2021
									Accumulated	Total
	Common Stock –		Common Stock –		Common Stock –		Additional		other	BuzzFeed, Inc.		Total
	Class A		Class B		Class C		paid-in	Accumulated	comprehensive	stockholders’	Noncontrolling	stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	loss	(deficit) equity	interests	(deficit) equity
Balance at January 1, 2021	1,540	$—	10,439	$1	—	$—	$36,373	$(346,818)	$(3,359)	$(313,803)	$—	$(313,803)
Net loss	—	—	—	—	—	—	—	(11,367)	—	(11,367)	(18)	(11,385)
Issuance of common stock	—	—	—	—	3,839	1	34,999	—	—	35,000	—	35,000
HuffPost Acquisition	—	—	—	—	2,639	—	24,064	—	—	24,064	2,122	26,186
Stock-based compensation	—	—	—	—	—	—	138	—	—	138	—	138
Issuance of common stock upon exercise of stock options	6	—	49	—	—	—	142	—	—	142	—	142
Other comprehensive loss	—	—	—	—	—	—	—	—	(329)	(329)	—	(329)
Balance at March 31, 2021	1,546	$—	10,488	$1	6,478	$1	$95,716	$(358,185)	$(3,688)	$(266,155)	$2,104	$(264,051)
Net loss	—	—	—	—	—	—	—	(582)	—	(582)	(292)	(874)
Stock-based compensation	—	—	—	—	—	—	209	—	—	209	—	209
Issuance of common stock upon exercise of stock options	9	—	55	—	—	—	145	—	—	145	—	145
Merger of BuzzFeed Japan and HuffPost Japan	—	—	—	—	—	—	—	—	—	—	(510)	(510)
Other comprehensive income	—	—	—	—	—	—	—	—	105	105	—	105
Balance at June 30, 2021	1,555	$—	10,543	$1	6,478	$1	$96,070	$(358,767)	$(3,583)	$(266,278)	$1,302	$(264,976)
Net (loss) income	—	—	—	—	—	—	—	(3,786)	—	(3,786)	137	(3,649)
Stock-based compensation	—	—	—	—	—	—	503	—	—	503	—	503
Issuance of common stock in connection with share-based plans	13	—	112	—	—	—	294	—	—	294	—	294
Disposition of subsidiary	—	—	—	—	—	—	—	—	—	—	258	258
Other comprehensive income	—	—	—	—	—	—	—	—	485	485	—	485
Conversion of Class B common stock to Class A common stock	2,350	—	(2,350)	—	—	—	—	—	—	—	—	—
Balance at September 30, 2021	3,918	$—	8,305	$1	6,478	$1	$96,867	$(362,553)	$(3,098)	$(268,782)	$1,697	$(267,085)

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUZZFEED, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) (In thousands)

	Nine Months Ended September 30,
	2022	2021
Operating activities:
Net loss	$(95,140)	$(15,696)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	26,292	15,033
Unrealized loss on foreign currency	4,906	1,127
Stock based compensation	18,859	850
Change in fair value of warrants	(2,964)	—
Change in fair value of derivative liability	(3,525)	—
Amortization of debt discount and deferred issuance costs	3,863	—
Deferred income tax	1,957	(4,336)
Loss on disposition of subsidiary	—	612
(Gain) loss on disposition of assets	(500)	220
Provision for doubtful accounts	654	(687)
Unrealized gain on investment	(1,260)	—
Non-cash lease expense	14,962	—
Impairment expense	2,160
Changes in operating assets and liabilities:
Accounts receivable	50,761	32,245
Prepaid expenses and other current assets and prepaid expenses and other assets	(6,469)	(17,070)
Accounts payable	4,133	1,779
Deferred rent	—	(2,004)
Accrued compensation	(9,048)	1,494
Accrued expenses, other current liabilities and other liabilities	(3,177)	(1,818)
Lease liabilities	(17,728)	—
Deferred revenue	3,367	(851)
Cash (used in) provided by operating activities	(7,897)	10,898

Investing activities:
Capital expenditures	(4,528)	(1,789)
Capitalization of internal-use software	(9,746)	(7,587)
Proceeds from sale of asset	500
Cash from acquired business, net	—	5,200
Cash of disposed subsidiary, less proceeds on disposition	—	(724)
Cash used in investing activities	(13,774)	(4,900)

Financing activities:
Proceeds from issuance of common stock	—	35,000
Proceeds from exercise of stock options	360	581
Payment for shares withheld for employee taxes	(1,670)	—
Borrowings (payments) on revolving credit facilities	5,000	(1,304)
Deferred reverse recapitalization costs	(585)	—
Cash provided by financing activities	3,105	34,277
Effect of currency translation on cash and cash equivalents	(2,031)	(804)
Net (decrease) increase in cash, cash equivalents and restricted cash	(20,597)	39,471
Cash and cash equivalents and restricted cash at beginning of period	79,733	106,126
Cash and cash equivalents and restricted cash at end of period	$59,136	$145,597

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUZZFEED, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited) (Tabular amounts in thousands, except per share amounts)

1. Description of the Business

BuzzFeed, Inc. (referred to herein, collectively with its subsidiaries, as “BuzzFeed” or the “Company”) is a premier digital media company for the most diverse, most online, and most socially connected generations the world has ever seen. Across food, news, pop culture and commerce, our brands drive conversation and inspire what audiences watch, read, buy, and obsess over next. The Company’s portfolio of iconic, globally-loved brands includes BuzzFeed, Tasty, BuzzFeed News, HuffPost, and Complex Networks. BuzzFeed derives its revenue primarily from advertising, content, and commerce and other sold to leading brands. The Company has  one reportable segment.

On December 3, 2021 (the “Closing Date”), the Company consummated the previously announced business combinations in connection with (i) that certain Agreement and Plan of Merger, dated June 24, 2021 (as amended, the “Merger Agreement”), by and among 890 5th Avenue Partners, Inc. (“890”), certain wholly-owned subsidiaries of 890, and BuzzFeed, Inc., a Delaware corporation (“Legacy BuzzFeed”); and (ii) the Membership Interest Purchase Agreement, dated as of March 27, 2021 (as amended, the “C Acquisition Purchase Agreement”), by and among Legacy BuzzFeed, CM Partners, LLC, Complex Media, Inc., Verizon CMP Holdings LLC and HDS II, Inc., pursuant to which the Company acquired 100% of the membership interests of CM Partners, LLC. CM Partners, LLC, together with Complex Media, Inc., is referred to herein as “Complex Networks.” The transactions contemplated by the Merger Agreement, including the acquisition of Complex Networks, are hereinafter referred to as the “Business Combination.” In connection with the consummation of the Business Combination, 890 was renamed “BuzzFeed, Inc.”

The shares and corresponding capital amounts and earnings per share related to Legacy BuzzFeed redeemable convertible preferred stock (other than Series F Preferred Stock and Series G Preferred Stock) and Legacy BuzzFeed common stock prior to the Business Combination have been retroactively recast as shares reflecting the Exchange Ratio of 0.306 established in the Business Combination. Shares of Legacy BuzzFeed Series F Preferred Stock and Series G Preferred Stock have been restated based on the exchange into 30,880,000 shares of BuzzFeed Class A common stock established in the Business Combination.

In addition, pursuant to subscription agreements entered into in connection with the Merger Agreement, the Company issued, and certain investors purchased, $150.0 million aggregate principal amount of unsecured convertible notes due 2026 concurrently with the closing of the Business Combination (the “Notes”).

Liquidity

As of and for the nine months ended September 30, 2022, the Company had cash and cash equivalents of $59.1 million. However, the Company has a history of losses, and had an accumulated deficit of $417.6 million as of September 30, 2022. The Company has cash available on hand and management believes its existing capital resources will be sufficient to support the Company’s operations and meet its obligations as they become due within one year from the date these condensed consolidated financial statements are issued.

COVID-19

In March 2020, the World Health Organization declared the viral strain of COVID-19 a global pandemic and recommended containment and mitigation measures worldwide. The spread of COVID-19 and the resulting economic contraction has resulted in increased business uncertainty and significantly impacted the Company’s business and results of operations.

The Company believes the COVID-19 pandemic drove a shift in commerce from offline to online, including an increase in online shopping, which we believe contributed to the rapid growth we experienced in our commerce revenue for fiscal 2020. However, the growth of the Company’s commerce revenue decelerated during 2021 and continued to decelerate in 2022 as shelter-in-place orders were lifted, consumers returned to shopping in stores, and retailers struggled with supply chain disruptions and labor shortages.

The continued duration and severity of the COVID-19 pandemic and evolving strains of COVID-19 is uncertain, rapidly changing, and difficult to predict. The degree to which COVID-19-related disruptions impact the Company’s future results will depend on future developments, which are outside of the Company’s control, including, but not limited to, the duration of the pandemic, its severity, the success of actions taken to contain or prevent the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. The Company’s growth rate has been, and may continue to be, impacted by additional macroeconomic factors beyond its control, such as inflation and its effect on interest rates, retail businesses reopening, increased consumer spending on travel and other discretionary items, and the absence of new U.S. and other government economic stimulus programs, among other things.

2. Summary of Significant Accounting Policies

Basis of Financial Statements and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been omitted pursuant to such rules and regulations. As such, the accompanying condensed consolidated financial statements and these related notes should be read in conjunction with the Company’s consolidated financial statements and related notes as of and for the year ended December 31, 2021, as disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

The condensed consolidated financial statements include all normal recurring adjustments that, in the opinion of management, are necessary to present fairly the results for the interim periods presented. Interim results are not necessarily indicative of the results for the full year ended December 31, 2022.

The condensed consolidated financial statements include the accounts of BuzzFeed, Inc., and its wholly-owned and majority-owned subsidiaries, and any variable interest entities for which the Company is the primary beneficiary. All intercompany balances and transactions have been eliminated in consolidation.

Certain prior year figures have been reclassified to conform to current period presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported results of operations during the reporting period. Due to the use of estimates inherent in the financial reporting process actual results could differ from those estimates.

Key estimates and assumptions relate primarily to revenue recognition, fair values of intangible assets acquired in business combinations, valuation allowances for deferred income tax assets, allowance for doubtful accounts, fair value of the derivative liability, fair values used for stock-based compensation in periods prior to the Business Combination, useful lives of fixed assets, and capitalized software costs.

Recently Adopted Accounting Pronouncements

The Company, an emerging growth company, or EGC, has elected to take advantage of the benefits of the extended transition period provided for in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards which allows the Company to defer adoption of certain accounting standards until those standards would otherwise apply to private companies.

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which supersedes existing guidance on accounting for leases in Leases (Topic 840) and generally requires leased assets and lease liabilities to be recognized on the balance sheet. On January 1, 2022, the Company adopted Accounting Standards Codification (“ASC”) 842 using the modified retrospective method. Prior period amounts were not adjusted and continue to be reported in accordance with historical accounting under ASC 840. The Company elected to use the package of practical expedients permitted under the transition guidance. Accordingly, the Company did not reassess (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases, or (iii) any initial direct costs for any existing leases. The Company elected to use the practical expedient to combine lease and non-lease components for all classes of assets. Additionally, the Company elected not to record on the balance sheet leases with a term of twelve months or less. Upon adoption, the Company recorded right of use assets of $77.8 million and lease liabilities of $96.0 million. The adoption of ASC 842 did not result in a material impact to the condensed consolidated statements of operations or cash flows. See Note 15 for more information about the adoption of ASC 842 and related disclosures.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other (Topic 350): Internal-Use Software (“ASU 2018-15”). ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The guidance was effective for the Company for annual reporting periods beginning after December 15, 2020, and interim reporting periods beginning after December 15, 2021. The Company adopted ASU 2018-15 prospectively for the Company’s annual reporting period effective January 1, 2021 and for interim reporting periods beginning on January 1, 2022. The adoption did not have a significant impact on the Company’s condensed consolidated financial statements.

In October 2021, the FASB issued ASU No.2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). ASU 2021-08 requires an acquirer to account for revenue contracts acquired in a business combination in accordance with ASC 606, as if it had originated the contracts. Prior to ASU 2021-08, an acquirer generally recognized assets acquired and liabilities assumed in a business combination, including contract assets and contract liabilities arising from revenue contracts with customers and other similar contracts, at fair value on the acquisition date. As permitted by the ASU, the Company elected to early adopt the amendments in the fourth quarter of 2021 and retrospectively applied ASU 2021-08 to its acquisitions that occurred in 2021. The adoption of ASU 2021-08 did not have a significant impact on the Company’s condensed consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40), Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). The ASU eliminates two of the three models in ASC 470-20 that require separating embedded conversion features from convertible instruments. As a result, only conversion features accounted for under the substantial premium model in ASC 470-20 and those that require bifurcation in accordance with ASC 815-15 will be accounted for separately. For contracts in an entity’s own equity, the new guidance eliminates some of the requirements in ASC 815-40 for equity classification. The guidance also addresses how convertible instruments are accounted for in the diluted earnings per share (EPS) calculation and requires enhanced disclosures about the terms of convertible instruments and contracts in an entity’s own equity. Early adoption is permitted for all entities for fiscal periods beginning after December 15, 2020, including interim periods within the same fiscal year. The ASU allows entities to use a modified or full retrospective transition method. The Company elected to early adopt ASU 2020-06 effective January 1, 2021. The adoption of ASU 2020-06 did not have a significant impact on the Company’s condensed consolidated financial statements.

On January 1, 2021, the Company adopted the amended guidance in ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, which aligns the accounting for capitalizing production costs of episodic television series with the guidance for films. As a result, the capitalization of costs incurred to produce episodic television series is no longer limited to the amount of revenue contracted in the initial market until persuasive evidence of a secondary market exists. In addition, under this guidance the Company tests its film costs for impairment on a title-by-title basis or together with other films and series as part of a group, based on the predominant monetization strategy of the film or series. Further, for film costs monetized in a film group, the guidance requires any change to the estimated life of the film or television series to be accounted for prospectively. The guidance eliminates existing balance sheet classification guidance and adds new disclosure requirements relating to costs for acquired and produced films and television series. The adoption of this guidance did not have a material impact on the condensed consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), which changes the impairment model for most financial assets, including accounts receivable, and replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The guidance is effective for the Company for interim and annual periods beginning after December 15, 2022, with early adoption permitted. The Company is currently assessing the timing and impact of adopting ASU 2016-13 on the Company’s condensed consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The amendments also improve consistent application and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The guidance is effective for the Company for annual periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently assessing the timing and impact of adopting the new guidance on the Company’s condensed consolidated financial statements.

3. Acquisitions and Dispositions

C Acquisition

On December 3, 2021, the Company completed the acquisition of 100% of the members’ interests of Complex Networks, a publisher of online media content targeting Millennial and Gen Z consumers (the “C Acquisition”).

The following table summarizes the fair value of consideration exchanged as a result of the C Acquisition:

Cash consideration(1)	$197,966
Share consideration(2)	96,200
Total consideration	$294,166

(1)	— Includes the cash purchase price of $200.0 million adjusted for certain closing specified liabilities as specified in the C Acquisition Purchase Agreement.
(2)	— Represents 10,000,000 shares of BuzzFeed Class A common stock at a price of $9.62 per share, which is based on the Company’s closing stock price for Class A common stock on the Closing Date.

The following table summarizes the preliminary determination of the fair value of identifiable assets acquired and liabilities assumed from the C Acquisition. The purchase price allocation for the assets acquired and liabilities assumed may be subject to change as additional information is obtained during the acquisition measurement period. As the Company continues to finalize the fair value of assets acquired and liabilities assumed, purchase price adjustments have been recorded and additional purchase price adjustments may be recorded during the measurement period. The Company reflects measurement period adjustments in the period in which the adjustments occur.

		Measurement
		Period
	Preliminary	Adjustments	Updated Preliminary
Cash	$2,881	—	$2,881
Accounts receivable	22,581	11	22,592
Prepaid and other current assets	17,827	281	18,108
Property and equipment	332	(15)	317
Intangible assets	119,100	—	119,100
Goodwill	189,391	(802)	188,589
Accounts payable	(2,661)	—	(2,661)
Accrued expenses	(12,319)	(910)	(13,229)
Accrued compensation	(12,867)	349	(12,518)
Deferred revenue	(5,855)	(48)	(5,903)
Deferred tax liabilities	(22,776)	1,134	(21,642)
Other liabilities	(1,468)	—	(1,468)
Total consideration for Complex Networks	$294,166	—	$294,166

The table below indicates the estimated fair value of each of the identifiable intangible assets:

		Weighted Average
	Asset Fair Value	Useful Life (Years)
Trademarks & tradenames	97,000	15
Customer relationships	17,000	4
Developed technology	5,100	3

The fair values of the intangible assets were estimated using Level 3 inputs. The fair value of trademarks and trade names was determined using the relief from royalty method, the fair value of customer relationships was determined using the multi-period excess earnings approach, and the fair value of acquired technology was determined using the replacement cost approach. The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired resulted in $188.6 million of goodwill, which is primarily attributed to workforce and synergies, and is not deductible for tax purposes.

Pro Forma Financial Information

The following unaudited pro forma information has been presented as if the C Acquisition occurred on January 1, 2020. The information is based on the historical results of operations of Complex Networks, adjusted for:

1.	The allocation of purchase price and related adjustments, including adjustments to amortization expense related to the fair value of intangible assets acquired;
2.	Impacts of issuance of the Notes to partially fund the acquisition, including interest;
3.	The movement and allocation of all acquisition-related costs incurred during the three and nine months ended September 30, 2021 to the three and nine months ended September 30, 2020;
4.	Associated tax-related impacts of adjustments; and
5.	Changes to align accounting policies.

The pro forma results do not necessarily represent what would have occurred if the C Acquisition had taken place on January 1, 2020, nor do they represent the results that may occur in the future. The pro forma adjustments were based on available information and upon assumptions that the Company believes are reasonable to reflect the impact of this acquisition on the Company’s historical financial information on a supplemental pro forma basis. The following table presents the Company’s pro forma combined revenue and net loss.

	Three Months Ended September 30,	Nine Months Ended September 30,
	2021	2021
Revenue	$118,583	$329,187
Net loss	(7,899)	(32,984)

Acquisition of HuffPost and Verizon Investment

On February 16, 2021, the Company completed the acquisition of 100% of TheHuffingtonPost.com, Inc. (“HuffPost”) (the “HuffPost Acquisition”), a publisher of online news and media content, from entities controlled by Verizon Communications Inc. (“Verizon”). The Company issued 6,478,032 shares of non-voting BuzzFeed Class C common stock to an entity controlled by Verizon, of which 2,639,322 were in exchange for the acquisition of HuffPost and 3,838,710 were in exchange for a concurrent $35.0 million cash investment in the Company by Verizon, which was accounted for as a separate transaction.

The following table summarizes the fair value of consideration exchanged as a result of the HuffPost Acquisition:

Fair value of common stock issued(1)	$24,064
Working capital adjustments	(490)
Total consideration	$23,574

(1)– Represents 8,625,234 shares of Legacy BuzzFeed common stock issued at a value of $2.79 per share. The fair value per share was determined using Level 3 inputs using a combination of a market approach based on guideline public companies and an income approach based on estimated discounted cash flows.

The following table summarizes the determination of the fair value of identifiable assets acquired and liabilities assumed from the HuffPost Acquisition. During the year ended December 31, 2021, the Company finalized the fair value of assets acquired and liabilities assumed. Measurement period adjustments were reflected in the fourth quarter of 2021, which is the period in which the adjustments occurred. The adjustments resulted from deferred income tax adjustments.

		Measurement
		Period
	Preliminary	Adjustments	Final
Cash and cash equivalents	$5,513	$—	$5,513
Accounts receivable	3,383	—	3,383
Prepaid and other current assets	611	—	611
Deferred tax assets	116	15	131
Property and equipment	620	—	620
Intangible assets	19,500	—	19,500
Goodwill	5,927	(437)	5,490
Accounts payable	(1,410)	—	(1,410)
Accrued expenses	(4,249)	—	(4,249)
Deferred tax liabilities	(4,251)	422	(3,829)
Other liabilities	(63)	—	(63)
Noncontrolling interests	(2,123)	—	(2,123)
Total consideration for HuffPost	$23,574	$—	$23,574

The fair values of the intangible assets were estimated using Level 3 inputs. The fair value of trademarks and trade names was determined using the relief from royalty method and the fair value of acquired technology was determined using the replacement cost approach. The useful lives of the acquired trademarks and trade names and acquired technology are 15 years and three years, respectively. The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired resulted in $5.5 million of goodwill, which is primarily attributed to workforce and synergies, and is not deductible for tax purposes.

The HuffPost Acquisition contributed $9.2 million and $19.1 million of revenue for the three and nine months ended September 30, 2021, respectively. The HuffPost acquisition did not have a material impact on the Company’s net loss for the three and nine months ended September 30, 2021.

Disposition

In August 2021, the Company disposed of its 51% ownership interest in HuffingtonPost Italia S.R.L. (“HuffPost Italy”) for nominal consideration and recognized a loss on disposition of $0.6 million. HuffPost Italy did not have a material impact on the Company’s net loss for the three or nine months ended September 30, 2021.

Goodwill Impairment Test

The Company reviews goodwill for impairment annually as of October 1 and more frequently if events or changes in circumstances indicate an impairment may exist (a “triggering event”). As of September 30, 2022, the Company had $194.1 million of goodwill recorded on its condensed consolidated balance sheet. During the three months ended June 30, 2022, management identified a sustained decline in share price that pushed the Company’s market capitalization below the carrying value of its stockholders’ equity. The Company concluded the sustained decline in share price was a triggering event and proceeded with a quantitative goodwill impairment assessment. The quantitative impairment assessment was performed as of June 30, 2022, utilizing an equal weighting of the income and market approaches. The analysis required the comparison of the Company’s carrying value with its fair value, with an impairment recorded for any excess of carrying value over the fair value. The discounted cash flow method was used to determine the fair value of the Company’s single reporting unit under the income approach. Key assumptions used in the discounted cash flow analysis include, but are not limited to, a discount rate of approximately 20% to account for any risk in achieving the forecast, an average annual revenue growth rate of approximately 12%, and a terminal growth rate for cash flows of 2.5%. The adjusted market capitalization method was used to determine the fair value of the reporting unit under the market approach. The adjusted market capitalization method is calculated by multiplying the average share price of the Company’s common stock for the average between (i) the singular day of June 30, (ii) seven days prior to the measurement date, and (iii) 30 days prior to the measurement date, by the number of outstanding common shares and adding a control premium that reflects the premium a hypothetical buyer might pay. The control premium was estimated using historical transactions over 16 years. The results of the quantitative analysis performed indicated the fair value of the reporting unit exceeded the carrying value by 6%. As a result, the Company concluded there was no goodwill impairment as of June 30, 2022.

A number of significant assumptions and estimates are involved in the income and market approaches. The income approach assumes the future cash flows reflect market expectations. These fair value measurements require significant judgements using Level 3 inputs, such as discounted cash flows from operations, which are not observable from the market, directly or indirectly. There is uncertainty in the projected future cash flows used in the Company’s impairment analysis, which requires the use of estimates and assumptions. If actual performance does not achieve the projections, or if the assumptions used in the analysis change in the future, the Company may be required to recognize impairment charges in future periods. Key assumptions in the market approach include determining a control premium. The Company believes our procedures for determining fair value are reasonable and consistent with current market conditions as of June 30, 2022.

The Company concluded there were no new impairment triggering events as of and for the three months ended September 30, 2022. As such, the Company concluded there was no goodwill impairment as of September 30, 2022.

4. Revenue Recognition

Disaggregated Revenue

The table below presents the Company’s revenue disaggregated based on the nature of its arrangements. Management uses these categories of revenue to evaluate the performance of its businesses and to assess its financial results and forecasts.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Advertising	$50,404	$50,240	$152,296	$136,693
Content	38,416	26,483	110,979	70,261
Commerce and other	14,913	13,373	38,776	44,894
Total	$103,733	$90,096	$302,051	$251,848

The following table presents the Company’s revenue disaggregated by geography:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue:
United States	$94,582	$79,074	$272,869	$224,854
International	9,151	11,022	29,182	26,994
Total	$103,733	$90,096	$302,051	$251,848

Contract Balances

The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and deferred revenues (contract liabilities). The payment terms and conditions within the Company’s contracts vary by type, the substantial majority of which require that customers pay for their services on a monthly or quarterly basis, as the services are being provided. When the timing of revenue recognition differs from the timing of payments made by customers, the Company recognizes either unbilled revenue (its performance precedes the billing date) or deferred revenue (customer payment is received in advance of performance). In addition, the Company has determined its contracts generally do not include a significant financing component.

The Company’s contract assets are presented in Prepaid and other current assets on the accompanying condensed consolidated balance sheets and totaled $15.0 million and $13.3 million at September 30, 2022 and December 31, 2021, respectively. These amounts relate to revenue recognized during the respective period that is expected to be invoiced and collected in the next twelve months.

The Company’s contract liabilities, which are recorded in Deferred revenue on the accompanying condensed consolidated balance sheets, are expected to be recognized as revenues during the succeeding twelve-month period. Deferred revenue totaled $5.1 million and $1.7 million at September 30, 2022 and December 31, 2021, respectively.

The amount of revenue recognized during the nine months ended September 30, 2022 that was included in the deferred revenue balance as of December 31, 2021 was $1.0 million.

Transaction Price Allocated to Remaining Performance Obligations

The Company has certain licensing contracts with minimum guarantees and terms extending beyond one year. Revenue to be recognized related to the remaining performance obligations was $1.1 million at September 30, 2022 and is expected to be recognized over the next two years. This amount does not include: (i) contracts with an original expected duration of one year or less, such as advertising contracts, (ii) variable consideration in the form of sales-based royalties, and (iii) variable consideration allocated entirely to wholly unperformed performance obligations.

The Company estimates whether it will be subject to variable consideration under the terms of the contract and includes its estimate of variable consideration, subject to constraint, in the transaction price based on the expected value method when it is deemed probable of being realized based on historical experience and trends. The Company updates its estimate of the transaction price each reporting period and the effect of variable consideration on the transaction price is recognized as an adjustment to revenue on a cumulative catch-up basis.

5. Fair Value Measurements

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis are summarized below:

	September 30, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$—	$—	$—	$—
Total	$—	$—	$—	$—
Liabilities:
Derivative liability	$—	$—	$1,350	$1,350
Other non-current liabilities:
Public Warrants	1,920	—	—	1,920
Private Warrants	—	54	—	54
Total	$1,920	$54	$1,350	$3,324

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$1	$—	$—	$1
Total	$1	$—	$—	$1
Liabilities:
Derivative liability	$—	$—	$4,875	$4,875
Other non-current liabilities:
Public Warrants	4,792	—	—	4,792
Private Warrants	—	146	—	146
Total	$4,792	$146	$4,875	$9,813

The Company’s investments in money market funds are measured at amortized cost, which approximates fair value.

The Company’s warrant liability as of September 30, 2022 and December 31, 2021 includes public and private warrants that were originally issued by 890, but which were assumed by the Company as part of the Closing of the Business Combination (the “Public Warrants” and “Private Warrants”, respectively, or together, the “Public and Private Warrants”). The Public and Private Warrants are

recorded on the balance sheet at fair value. The carrying amount is subject to remeasurement at each balance sheet date. With each remeasurement, the carrying amount is adjusted to fair value, with the change in fair value recognized in the Company’s condensed consolidated statements of operations and comprehensive loss.

The Public Warrants are publicly traded under the symbol “BZFDW”, and the fair value of the Public Warrants at a specific date is determined by the closing price of the Public Warrants as of that date. As such, the Public Warrants are classified within Level 1 of the fair value hierarchy. The closing price of the Public Warrants was $0.20 and $0.50 as of September 30, 2022 and December 31, 2021, respectively.

As of September 30, 2022 and December 31, 2021, Level 3 instruments consisted of the Company’s derivative liability related to the Notes. Fair value measurements categorized within Level 3 are sensitive to changes in the assumptions or methodologies used to determine fair value, and such changes could result in a significant increase or decrease in the fair value. To measure the fair value of the derivative liability, the Company compared the calculated value of the Notes with the indicated value of the host instrument, defined as the straight-debt component of the Notes. The difference between the value of the straight-debt host instrument and the fair value of the Notes resulted in the value of the derivative liability. The value of the straight-debt host instrument was estimated based on a binomial lattice model, excluding the conversion option and the make-whole payment upon conversion.

The following table provides quantitative information regarding the significant unobservable inputs used by the Company related to the derivative liability:

	September 30,	December 31,
	2022	2021
Term (in years)	4.2	4.9
Risk-free rate	4.14%	1.25%
Volatility	67.3%	31.5%

The following table represents the activity of the Level 3 instruments:

Derivative
Liability
Balance as of December 31, 2021	$4,875
Change in fair value of derivative liability	(3,525)
Balance as of September 30, 2022	$1,350

There were no transfers between fair value measurement levels during the three and nine months ended September 30, 2022.

Equity Investment

For equity investments in entities that the Company does not exercise significant influence over, if the fair value of the investment is not readily determinable, the investment is accounted for at cost, and adjusted for subsequent observable price changes. If the fair value of the investment is readily determinable, the investment is accounted for at fair value. The Company reviews equity investments without readily determinable fair values at each period end to determine whether they have been impaired.

As of September 30, 2022 and December 31, 2021, the Company had an investment in equity securities of a privately-held company without a readily determinable fair value. The total carrying value of the investment, included in prepaid and other assets on the condensed consolidated balance sheets, was $3.6 million and $2.3 million as of September 30, 2022 and December 31, 2021, respectively. The Company concluded that the fair value of the investment increased $1.3 million during the nine months ended September 30, 2022 as the result of observable price changes in orderly transactions for a similar investment in the same issuer.

6. Property and Equipment, net

Property and equipment, net consisted of the following:

	September 30, 2022	December 31, 2021
Leasehold improvements	$50,534	$47,573
Furniture and fixtures	6,389	6,029
Computer equipment	5,762	5,134
Video equipment	783	648
Total	63,468	59,384
Less: Accumulated depreciation	(44,022)	(36,332)
Net Carrying Value	$19,446	$23,052

Depreciation totaled $2.9 million and $2.0 million for the  three months ended September 30, 2022 and 2021, respectively, and $7.9 million and $5.6 million for the nine months ended September 30, 2022 and 2021, respectively, included in Depreciation and amortization expense.

See Note 21 for information regarding an impairment charge the Company recorded during the three months ended September 30, 2022 with respect to leasehold improvements associated with the lease of the Company’s former corporate headquarters that was fully subleased during the third quarter of 2022.

7. Capitalized Software Costs, net

Capitalized software costs, net consisted of the following:

	September 30, 2022	December 31, 2021
Website and internal-use software	$91,653	$81,908
Less: Accumulated amortization	(72,359)	(65,354)
Net Carrying Value	$19,294	$16,554

The Company capitalized $3.1 million and $3.3 million for the three months ended September 30, 2022 and 2021, respectively, and $9.7 million and $7.6 million for the nine months ended September 30, 2022 and 2021, respectively, included in Capitalized software costs. The Company amortized $2.5 million and $2.7 million for the three months ended September 30, 2022 and 2021, respectively, and $7.0 million and $7.7 million for the nine months ended September 30, 2022 and 2021, respectively, included in Depreciation and amortization expense.

8. Intangible Assets, net

The following table presents the detail of intangible assets for the periods presented and the weighted average remaining useful lives:

	September 30, 2022				December 31, 2021
	Weighted-				Weighted-
	Average				Average
	Remaining	Gross			Remaining
	Useful Lives	Carrying	Accumulated	Net Carrying	Useful Lives	Gross Carrying	Accumulated
	(in years)	Value	Amortization	Value	(in years)	Value	Amortization	Net Carrying Value
Acquired Technology	2	$10,600	$4,396	$6,204	3	$10,600	$1,745	$8,855
Trademarks and Trade Names	14	111,000	6,906	104,094	15	111,000	1,356	109,644
Trademarks and Trade Names	Indefinite	1,368	—	1,368	Indefinite	1,368	—	1,368
Customer Relationships	3	17,000	3,542	13,458	4	17,000	354	16,646
Total		$139,968	$14,844	$125,124		$139,968	$3,455	$136,513

With respect to intangible assets, the Company amortized $3.8 million and $0.7 million for the three months ended September 30, 2022 and 2021 , respectively, and $11.4 million and $1.7 million for the nine months ended September 30, 2022 and 2021, respectively, included in Depreciation and amortization expense.

Estimated future amortization expense as of September 30, 2022 is as follows (in thousands):

Remainder of 2022	$3,796
2023	15,183
2024	13,438
2025	11,296
2026	7,400
Thereafter	72,643
Total	$123,756

9. Debt

Revolving Credit Facility

On December 30, 2020, the Company entered into a new three-year, $50.0 million, revolving loan and standby letter of credit facility agreement (the “Revolving Credit Facility”). The Revolving Credit Facility provides for the issuance of up to $15.5 million of standby letters of credit and aggregate borrowings under the Revolving Credit Facility are generally limited to 95% of qualifying investment grade accounts receivable and 90% of qualifying non-investment grade accounts receivable, subject to adjustment at the discretion of the lenders. The Revolving Credit Facility includes covenants that, among other things, require the Company to maintain at least $25.0 million of unrestricted cash at all times, and limits the ability of the Company to incur additional indebtedness, pay dividends, hold unpermitted investments, or make material changes to the business. The Company was in compliance with the financial covenant as of September 30, 2022. The $15.5 million of standby letters of credit were issued during the three months ended March 31, 2021 in favor of certain of the Company’s landlords. The Revolving Credit Facility was amended and restated in connection with the closing of the Business Combination, namely to, among other things, add the Company and certain other entities as guarantors.

Borrowings under the Revolving Credit Facility bear interest at LIBOR, subject to a floor rate of 0.75%, plus a margin of 3.75% to 4.25%, depending on the level of the Company’s utilization of the facility (6.89% at September 30, 2022), and subject to a monthly minimum utilization of $15.0 million. The facility also includes an unused commitment fee of 0.375%.

The Company had outstanding borrowings of $33.5 million and $28.5 million at September 30, 2022 and December 31, 2021, respectively. The Company had outstanding letters of credit of $15.5 million under the Revolving Credit Facility at September 30, 2022 and December 31, 2021, and the total unused borrowing capacity was $1.0 million and $5.4 million as of September 30, 2022 and December 31, 2021, respectively.

As of September 30, 2022 and December 31, 2021, the Company had $0.2 million and $0.3 million, respectively, of costs in connection with the issuance of debt included in Prepaid and other assets in the condensed consolidated balance sheet.

Convertible Notes

In June 2021, the Company entered into subscription agreements with certain purchasers to sell $150.0 million aggregate principal amount of unsecured convertible notes due 2026. In connection with the Business Combination, the Company completed the Convertible Note Financing of $150.0 million of unsecured convertible notes. The Notes bear interest at a rate of 8.50% per annum, payable semi-annually. The Notes are convertible into shares of Class A common stock, or a combination of cash and Class A common stock, at the Company’s election, at an initial conversion price of $12.50 and mature on December 3, 2026.

The Company may, at its election, force conversion of the Notes after the third anniversary of the issuance of the Notes, subject to a holder’s prior right to convert and certain other conditions, if the volume-weighted average trading price of the BuzzFeed Class A common stock is greater than or equal to 130% of the conversion price for more than 20 trading days during a period of 30 consecutive trading days. In the event that a holder of the Notes elects to convert its Notes after the one year anniversary, and prior to the three-year anniversary, of the issuance of the Notes, the Company will be obligated to pay an amount equal to: (i) from the one year anniversary of the issuance of the Notes to the two year anniversary of the issuance of the Notes, an amount equal to 18 month’s interest declining ratably on a monthly basis to 12 month’s interest on the aggregate principal amount of the Notes so converted and (ii) from the two year anniversary of the issuance of the Notes to the three year anniversary of the issuance of the Notes, an amount equal to 12 month’s interest declining ratably on a monthly basis to zero month’s interest, in each case, on the aggregate principal amount of the Notes so converted (the “Interest Make-Whole Payment”). The Interest Make-Whole Payment will be payable in cash. Without limiting a holder’s right to convert the Notes at its option, interest will cease to accrue on the Notes during any period in which the Company would otherwise be entitled to force conversion of the Notes, but is not permitted to do so solely due to the failure of a trading volume condition specified in the indenture governing the Notes.

Each holder of a Note will have the right to cause the Company to repurchase for cash all or a portion of the Notes held by such holder (i) at any time after the third anniversary of the closing date, at a price equal to par plus accrued and unpaid interest; or (ii) at any time upon the occurrence of a fundamental change (as defined in the indenture governing the Notes), at a price equal to 101% of par plus accrued and unpaid interest.

The indenture governing the Notes includes restrictive covenants that, among other things, limit the Company’s ability to incur additional debt or liens, make restricted payments or investments, dispose of significant assets, transfer intellectual property, or enter into transactions with affiliates.

In accounting for the Notes, the Company bifurcated a derivative liability representing the conversion option, with a fair value at issuance of $31.6 million. To measure the fair value of the derivative liability, the Company compared the calculated value of the Notes with the indicated value of the host instrument, defined as the straight-debt component of the Notes. The difference between the value of the straight-debt host instrument and the fair value of the Notes resulted in the value of the derivative liability. The value of the straight-debt host instrument was estimated based on a binomial lattice model, excluding the conversion option and the make-whole payment upon conversion. The derivative liability is remeasured at each reporting date with the resulting gain or loss recorded in Change in fair value of derivative liability within the condensed consolidated statements of operations.

Interest expense on the Notes is recognized at an effective interest rate of 15% and totaled $4.5 million and $13.4 million for the three and nine months ended September 30, 2022, respectively, of which amortization of the debt discount and issuance costs comprised $1.4 million and $3.9 million for the three and nine months ended September 30, 2022, respectively.

The net carrying amount of the Notes as of September 30, 2022 and December 31, 2021 was:

	September 30, 2022	December 31, 2021
Principal outstanding	$150,000	$150,000
Unamortized debt discount and issuance costs	(32,764)	(36,627)
Net carrying value	$117,236	$113,373

The fair value of the Notes was approximately $118.2 million and $126.0 million as of September 30, 2022 and December 31, 2021, respectively. The fair value of the Notes was estimated using Level 3 inputs.

10.Redeemable Noncontrolling Interest

The redeemable noncontrolling interest represents the interests in BuzzFeed Japan which was held by Yahoo Japan, which was puttable to the Company in certain conditions, none of which were previously met, including material breach of the Joint Venture Agreement with Yahoo Japan (“JVA”) by the Company or the bankruptcy or liquidation of the Company. The redeemable noncontrolling interest was presented outside of the permanent equity on the Company’s condensed consolidated balance sheets as the put right was outside of the Company’s control. Pursuant to the terms of the original JVA, Yahoo Japan held a 49% interest in BuzzFeed Japan. On May 1, 2021, The HuffingtonPost Japan, Limited, a consolidated subsidiary, merged into BuzzFeed Japan. As a result of the merger, Yahoo Japan’s interest in the combined entity was diluted to 24.5%.

On May 17, 2022, Yahoo Japan transferred its interests in BuzzFeed Japan to other third parties. The agreements with the third parties do not contain any put rights. As such, on May 17, 2022, the Company reclassified the former redeemable noncontrolling interest to nonredeemable noncontrolling interest that is presented within permanent equity on the Company’s condensed consolidated balance sheet, with no adjustment to the prior periods presented.

The table below presents the reconciliation of changes in redeemable noncontrolling interest:

	2022	2021
Balance as of January 1,	$2,294	$848
Allocation of net (income) loss	164	60
Balance as of March 31,	$2,458	$908
Merger of BuzzFeed Japan and HuffPost Japan	—	510
Allocation of net (income) loss	—	85
Reclassification to permanent equity	(2,458)	—
Balance as of June 30,	$—	$1,503
Allocation of net (income) loss	—	67
Balance as of September 30,	$—	$1,570

11.Stockholders’ Equity

Common Stock

In connection with the closing of the Business Combination, the Company authorized the issuance of 700,000,000 shares of Class A common stock, par value $0.0001 per share, 20,000,000 shares of Class B common stock, par value $0.0001 per share, and 10,000,000 shares of Class C common stock, par value $0.0001 per share. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to fifty votes. Class C common stock is non-voting.

Preferred Stock

In connection with the closing of the Business Combination, the Company authorized the issuance of 50,000,000 shares of preferred stock, par value $0.0001 per share. The board of directors is authorized, without further stockholder approval, to issue such preferred stock in one or more series, to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. There were no issued and outstanding shares of preferred stock as of September 30, 2022 or December 31, 2021.

Stock-Based Compensation

Stock Options

A summary of the stock option activity under the Company’s equity incentive plans is presented below:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	Shares	Price	Term	Value
Balance as of December 31, 2021	4,560	$6.29	3.07	$2,670
Granted	714	3.88
Exercised	(308)	1.02
Forfeited	(250)	6.33
Expired	(512)	7.48
Balance as of September 30, 2022	4,204	6.12	3.58	178
Expected to vest at September 30, 2022	4,204	6.12	3.56	178
Exercisable at September 30, 2022	3,315	6.23	2.09	178

As of September 30, 2022, the total share-based compensation costs not yet recognized related to unvested stock options was $2.1 million, which is expected to be recognized over the weighted-average remaining requisite service period of 1.3 years.

Restricted Stock Units

A summary of Restricted Stock Unit (“RSU”) activity is presented below:

		Weighted Average Grant-
	Shares	Date Fair Value
Outstanding as of December 31, 2021	5,235	$8.88
Granted	8,104	3.12
Vested	(4,179)	8.32
Forfeited	(904)	6.24
Outstanding as of September 30, 2022	8,256	$3.81

As of September 30, 2022, there was approximately $19.5 million of unrecognized compensation costs related to RSUs. Included in the above are 2.4 million RSUs that vest based on service and upon the occurrence of a sale transaction (“Acquisition”) or the completion of an initial public offering (“Liquidity 1 RSUs”). The Business Combination did not result in the satisfaction of this liquidity condition as it does not meet the definition of an Acquisition per the award agreements. However, on May 12, 2022, the board of directors waived this liquidity condition, permitting the Liquidity 1 RSUs to vest (based on service). As a result, the Company recognized a cumulative catch-up adjustment of $8.2 million, of which $2.3 million was reflected in cost of revenue, excluding depreciation and amortization, $1.0 million in sales and marketing, $1.9 million in general and administrative, and $3.0 million in research and development within the condensed consolidated statement of operations for the nine months ended September 30, 2022.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation cost included in the condensed consolidated statements of operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Cost of revenue, excluding depreciation and amortization	$460	$388	$3,615	$543
Sales and marketing	550	37	2,663	98
General and administrative	2,448	59	8,828	160
Research and development	177	19	3,753	49
Total	$3,635	$503	$18,859	$850

RSUs settle into shares of common stock upon vesting. Upon the vesting of the RSUs, for certain employees, the Company net-settles the RSUs and withholds a portion of the shares to satisfy minimum statutory employee withholding tax requirements. Total payment of the employees’ tax obligations to the tax authorities is reflected as a financing activity within the condensed consolidated statements of cash flows.

12.Net Loss Per Share

Net loss per share is computed using the two-class method. Basic net loss per share is computed using the weighted average number of shares of common stock outstanding for the period. Diluted net loss per share reflects the effect of the assumed exercise of stock options, the vesting of RSUs, the exercise of warrants, the conversion of the Notes, and the conversion of convertible preferred stock only in the periods in which such effect would have been dilutive.

Holders of convertible preferred stock did not participate in losses and, accordingly, losses for the three and nine months ended September 30, 2021 were allocated entirely to holders of Class A, Class B, and Class C common stock. For the three and nine months ended September 30, 2022 and 2021, net loss per share amounts were the same for Class A, Class B, and Class C common stock because the holders of each class are entitled to equal per share dividends.

The table below presents the computation of basic and diluted net loss per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Numerator:
Net loss	$(26,993)	$(3,582)	$(95,140)	$(15,696)
Net income attributable to the redeemable noncontrolling interest	—	67	164	212
Net (loss) income attributable to noncontrolling interests	(137)	137	211	(173)
Net loss attributable to holders of Class A, Class B, and Class C common stock	$(26,856)	$(3,786)	(95,515)	(15,735)
Denominator:
Weighted average common shares outstanding, basic and diluted	138,939	18,618	137,591	17,464
Net loss per common share, basic and diluted	$(0.19)	$(0.20)	$(0.69)	$(0.90)

The table below presents the details of securities that were excluded from the calculation of diluted net income (loss) per share as the effect would have been anti-dilutive:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Stock options	4,204	7,349	4,204	7,349
Restricted stock units	8,256	—	8,256	—
Warrants	9,876	—	9,876	—
Convertible notes	12,000	—	12,000	—
Convertible preferred stock	—	94,360	—	94,360

Additionally, the calculation of diluted loss per share excluded 5.3 million RSUs for the three and nine months ended September 30, 2021, respectively, for which the related liquidity condition had not been met.

13.Income Taxes

The Company’s tax provision or benefit from income taxes for interim periods is determined using an estimate of its annual effective tax rate, adjusted for discrete items, if any. Each quarter the Company updates its estimate of the annual effective tax rate and makes a year-to-date adjustment to the provision.

The Inflation Reduction Act of 2022 (the "Act") was signed into U.S. law on August 16, 2022. The Act includes various tax provisions, including an excise tax on stock repurchases, expanded tax credits for clean energy incentives, and a corporate alternative minimum tax that generally applies to U.S. corporations with average adjusted financial statement income over a three-year period in excess of $1 billion. The Company does not expect the Act to have a material impact on its condensed consolidated financial statements.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Income tax provision (benefit)	$890	$(353)	$3,036	$(5,011)
Effective tax rate	(3.4)%	9.0%	(3.3)%	24.2%

For the three and nine months ended September 30, 2022, the Company’s effective tax rate differed from the U.S. federal statutory income tax rate of 21% primarily due to limited tax benefits provided for against its current year pre-tax operating loss as the Company maintains a full valuation allowance against its U.S. deferred tax assets that are not realizable on a more-likely-than-not basis. Additionally, the Company recorded a $0.9 million discrete tax expense during the quarter, primarily related to changes to the Company's valuation allowance related to Complex's measurement period adjustments as a result of the finalization of Complex pre-acquisition tax filings.

For the three months ended September 30, 2021, the Company’s effective tax rate differed from the U.S. federal statutory income tax rate of 21% primarily due to a valuation allowance against net deferred tax assets that were not realizable on a more-likely-than-not basis.

For the nine months ended September 30 2021, the Company’s effective tax rate differed from the U.S. federal statutory income tax rate of 21% primarily due to a valuation allowance against net deferred tax assets that were not realizable on a more-likely-than-not basis; however, the Company recorded a $4.3 million discrete tax benefit related to the release of a portion of the Company’s previously established valuation allowance to offset deferred tax liabilities arising from the HuffPost Acquisition.

The Company, or one of its subsidiaries, files its tax returns in the U.S. and certain state and foreign income tax jurisdictions with varying statute of limitations. The major jurisdictions in which the Company is subject to potential examination by tax authorities are the United States, the United Kingdom, Japan, and Canada.

14.Restructuring Costs

On March 22, 2022, in connection with the acquisition of Complex Networks, the Company approved certain organizational changes to align sales and marketing and general and administrative functions as well as changes in content to better serve audience demands.

Additionally, on March 22, 2022, as part of a strategic repositioning of BuzzFeed News, the Company shared with NewsGuild, the representative of the BuzzFeed News bargaining unit, a voluntary buyout proposal covering certain desks. That proposal was then negotiated as part of collective bargaining between the BuzzFeed News Union and the Company. On May 6, 2022 the BuzzFeed News Union ratified its collective bargaining agreement with the Company. Also on May 6, 2022, the Company presented BuzzFeed News employees, including members of the BuzzFeed News bargaining unit, with the final negotiated voluntary buyout proposal. Employees had 45 days from May 6, 2022 to indicate whether they would accept the Company’s voluntary buyout proposal.

The Company incurred approximately nil and $5.3 million of restructuring costs for the three and nine months ended September 30, 2022, respectively, comprised mainly of severance and related benefit costs. For the nine months ended September 30, 2022, approximately $4.4 million were included in cost of revenue, excluding depreciation and amortization, $0.3 million were included in sales and marketing, $0.5 million were included in general and administrative, and $0.1 million were included in research and development. As of September 30, 2022, $0.6 million of restructuring costs remain unpaid and are included in Accrued compensation on the condensed consolidated balance sheet. These costs are expected to be paid in the fourth quarter of 2022.

On March 9, 2021, the Company announced a restructuring of HuffPost, including employee terminations, in order to efficiently integrate the HuffPost Acquisition and establish an efficient cost structure. For the nine months ended September 30, 2021, the Company incurred approximately $3.6 million in severance costs related to the restructuring, of which $3.2 million were included in cost of revenue, excluding depreciation and amortization, $0.3 million were included in sales and marketing, and $0.1 million were included in research and development.

15.Leases

The Company leases office space under non-cancelable operating leases with various expiration dates through 2029. The Company accounts for leases under ASC 842 by recording right-of-use assets and liabilities. The right-of-use asset represents the Company’s right to use underlying assets for the lease term and the lease liability represents the Company’s obligation to make lease payments under the lease. The Company determines if an arrangement is or contains a lease at contract inception and exercises judgment and applies certain assumptions when determining the discount rate, lease term and lease payments. ASC 842 requires a lessee to record a lease liability based on the discounted unpaid lease payments using the interest rate implicit in the lease or, if the rate cannot be readily determined, the incremental borrowing rate. Generally, the Company does not have knowledge of the rate implicit in the lease and, therefore, uses its incremental borrowing rate for a lease. The lease term includes the non-cancelable period of the lease plus any additional periods covered by an option to extend that the Company is reasonably certain to exercise. The Company’s lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. Certain of the Company’s lease agreements include escalating lease payments. Additionally, certain lease agreements contain renewal provisions and other provisions which require the Company to pay taxes, insurance, or maintenance costs.

The Company subleases certain leased office space to third parties when it determines there is excess leased capacity. On July 8, 2022, the Company entered into a sublease with Monday.com with respect to substantially all of the Company's existing corporate headquarters. The sublease commenced on August 26, 2022 and expires on May 30, 2026, unless terminated sooner in accordance with the provisions of the sublease. Pursuant to the terms of the sublease, Monday.com will pay a fixed monthly rent of $0.8 million, subject to periodic increases. See Note 21 for information regarding an impairment charge the Company recorded during the three months ended September 30, 2022 with respect to the original lease.

Sublease rent income is recognized as an offset to rent expense on a straight-line basis over the lease term. In addition to sublease rent, other costs such as common-area maintenance, utilities, and real estate taxes are charged to subtenants over the duration of the lease for their proportionate share of these costs.

The following illustrates the lease costs for the three and nine months ended September 30, 2022:

	Three Months Ended	Nine Months Ended
	September 30, 2022	September 30, 2022
Operating lease cost	$7,653	$22,820
Sublease income	(2,680)	(6,350)
Total lease cost	$4,973	$16,470

All components of total lease cost are recorded within General and administrative expenses within the condensed consolidated statement of operations. The Company does not have material short-term or variable lease costs.

The following amounts were recorded in the Company’s condensed consolidated balance sheet related to operating leases:

September 30, 2022
Assets
Right-of-use assets	$61,303

Liabilities
Current lease liabilities	25,562
Noncurrent lease liabilities	52,490
Total lease liabilities	$78,052

Other information related to leases was as follows:

Nine Months Ended
September 30, 2022
Supplemental cash flow information:
Cash paid for amounts included in measurement of lease liabilities:
Operating cash flows for operating lease liabilities	25,434

September 30, 2022
Weighted average remaining lease term (years)	3.31
Weighted average discount rate	13.02%

Maturities of lease liabilities as of September 30, 2022 were as follows:

Year	Operating Leases
Remainder of 2022	$8,599
2023	32,031
2024	23,716
2025	20,979
2026	8,272
Thereafter	2,193
Total lease payments	95,790
Less: imputed interest	(17,738)
Total	$78,052

Sublease receipts to be received in the future under noncancelable subleases as of September 30, 2022 were as follows:

Year	Amount
Remainder of 2022	$4,027
2023	15,694
2024	15,538
2025	15,538
2026	4,886
Thereafter	178
Total	$55,861

Future minimum lease payments under leases having initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2021 are as follows:

Year	Amount
2022	$33,817
2023	31,910
2024	23,885
2025	21,148
2026	8,441
Thereafter	2,642
Total	$121,843

16.Commitments and Contingencies

Guarantees

In September 2018, at the time of its equity investment in a private company, the Company agreed to guarantee the lease of the investee’s premises in New York. In October 2020, the investee renewed its lease agreement, and the Company’s prior guarantee was replaced with a new guarantee of up to $5.4 million. The amount of the guarantee is reduced as the investee makes payments under the lease. As of September 30, 2022, the maximum amount of the guarantee was $1.5 million, and no liability was recognized with respect to the guarantee.

In the course of its business, the Company both provides and receives indemnities which are intended to allocate certain risks associated with business transactions. Similarly, the Company may remain contingently liable for various obligations of a business that has been divested in the event that a third party does not fulfill its obligations under an indemnification obligation. The Company records a liability for indemnification obligations and other contingent liabilities when probable and reasonably estimable.

Legal Matters

The Company is party to various lawsuits and claims in the ordinary course of business. Although the outcome of such matters cannot be predicted with certainty and the impact that the final resolution of such matters will ultimately have on the Company’s condensed consolidated financial statements is not known, the Company does not believe that the resolution of these matters will have a material adverse effect on the Company’s future results of operations or cash flows.

The Company settled or resolved certain legal matters during the three and nine months ended September 30, 2022 and 2021 that did not individually or in the aggregate have a material impact on the Company’s business or its condensed consolidated balance sheets, results of operations or cash flows.

17.Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance.

The Company has determined that its chief executive officer (“CEO”) is its CODM who makes resource allocation decisions and assesses performance based upon financial information at the consolidated level. The Company manages its operations as a single segment for the purpose of assessing and making operating decisions. Since the Company operates in one operating segment, all required financial segment information can be found in the condensed consolidated financial statements.

18.Related Party Transactions

The Company recognized revenue from NBCUniversal Media, LLC (“NBCU”) of $1.2 million and $0.8 million for the three months ended September 30, 2022 and 2021, respectively, and $3.3 million and $1.3 million for the nine months ended September 30, 2022 and 2021, respectively. The Company recognized expenses under contractual obligations from NBCU of $0.2 million and $0.3 million for the three months ended September 30, 2022 and 2021, respectively, and $0.6 million and $0.7 million for the nine months ended September 30, 2022 and 2021, respectively. The Company had outstanding receivable balances of $1.5 million and $1.2 million from NBCU as of September 30, 2022 and December 31, 2021, respectively. The Company had outstanding payable balances of $0.3 million and $0.3 million to NBCU as of September 30, 2022 and December 31, 2021, respectively.

19. Supplemental Disclosures

Film Costs

Film costs, which were included in prepaid and other assets on the condensed consolidated balance sheets, were as follows:

	September 30, 2022	December 31, 2021
Individual Monetization:
Feature films in production	$4,058	$3,690
Total	$4,058	$3,690

The Company amortized film costs of $3.8 million and $3.9 million associated with individually monetized feature films for the three and nine months September 30, 2022, respectively. No amortization of film costs was recorded during the three or nine months ended September 30, 2021.

Supplemental Cash Flow Disclosures

	Nine Months Ended September 30,
	2022	2021
Cash paid for income taxes, net	$2,098	$1,186
Cash paid for interest	8,495	666
Non-cash investing and financing activities:
Accounts payable and accrued expenses related to property and equipment	549	988
Issuance of common stock for HuffPost Acquisition	—	24,064

20. Other Expense, Net

Other expense, net consisted of the following for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Exchange loss	(3,034)	(1,425)	(6,535)	(1,159)
Unrealized gain on investments	—	—	1,260	—
Other expense	(230)	(317)	(623)	(494)
Other income	12	7	68	733
Loss on disposition of subsidiary	—	(612)	—	(612)
Gain (loss) on disposition of assets	500	(220)	500	(220)
Total	$(2,752)	$(2,567)	$(5,330)	$(1,752)

21. Impairment Expense

During the three months ended September 30, 2022, the Company subleased its former corporate headquarters to Monday.com. The sublease commenced on August 26, 2022 and expires on May 30, 2026, unless terminated sooner in accordance with the provisions of the sublease. In connection with the sublease, the Company afforded the subtenant a four-month rent free period which was the main driver in the resulted cash outflows in excess of cash inflows over the life of the sublease. As such, the Company identified a triggering event for a potential impairment with respect to certain assets associated with the subleased property (right-of-use assets and leasehold improvements). The Company determined the subleased property represented a separate asset class for the purposes of impairment testing and measurement, and the Company recorded a non-cash impairment charge of $2.2 million, with $1.4 million allocated to the right-of-use asset, and the remaining $0.8 million allocated to leasehold improvements. The fair values were determined based on estimated future discounted cash flows using market participant assumptions.

22. Subsequent Events

On October 31, 2022, the Company amended and renewed the lease for a portion of its offices in Los Angeles, California. The renewal will commence on November 1, 2023 and will expire on April 30, 2027. The total estimated payments under the amended and renewed lease approximate $0.4 million per month over the term of the lease.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the condensed consolidated financial statements of BuzzFeed and related notes thereto included elsewhere in this Quarterly Report on Form 10-Q. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this Quarterly Report on Form 10-Q and in our other SEC filings. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Company Overview

BuzzFeed is a premier digital media company for the most diverse, most online, and most socially connected generations the world has ever seen. Across food, news, pop culture, and commerce, our brands drive conversation and inspire what audiences watch, read, buy, and obsess over next. With a portfolio of iconic, globally-loved brands that includes BuzzFeed, Tasty, BuzzFeed News, HuffPost, and Complex Networks, we are the number one destination for Gen Z and Millennials amongst our competitive set, in terms of time spent, according to Comscore.

BuzzFeed’s mission is to spread truth, joy and creativity. We are committed to making the Internet better: providing trusted, quality, brand-safe entertainment and news; making content on the Internet more inclusive, empathetic and creative; and inspiring our audience to live better lives.

BuzzFeed curates the Internet, and acts as an “inspiration engine,” driving both online and real-world action and transactions. Our strong audience signal and powerful content flywheel enables us to create category-leading brands and a deep, two-way connection with our audiences, as well as high-quality content at massive scale and low cost. Working across platforms allows us to adapt content from one platform and innovate around new formats to drive engagement on other platforms. This means we can reach our audiences wherever they are — across our owned and operated properties and the major social platforms, including Facebook, Twitter, Instagram, Snapchat, YouTube and TikTok. In 2021, our audiences consumed nearly 800 million hours of content and drove approximately $600 million in attributable transactions.

Our strength has always been to adapt our business model to the evolution of the digital landscape. Founded by Jonah Peretti in 2006, BuzzFeed started as a lab in New York City’s Chinatown, experimenting with how the Internet could change how content is consumed, distributed, interacted with, and shared. This pioneering work was followed by a period of significant growth, during which BuzzFeed became a household name. Over the last few years, we have prioritized investments to focus on revenue diversification and profitability. Our data-driven approach to content creation and our cross-platform distribution network have enabled us to monetize our content by delivering a comprehensive suite of digital advertising products and services and introducing new, complementary revenue streams.

The HuffPost Acquisition and Verizon Investment

On February 16, 2021, we completed the acquisition of TheHuffingtonPost.com, Inc. (“HuffPost”) (excluding HuffPost’s business in Brazil and India) (the “HuffPost Acquisition”), a publisher of online news and media content, from entities controlled by Verizon Communications Inc. (“Verizon”). We issued 6,478,032 shares of non-voting BuzzFeed Class C common stock to an entity controlled by Verizon, of which 2,639,322 were in exchange for the acquisition of HuffPost and 3,838,710 were in exchange for a concurrent $35.0 million cash investment in BuzzFeed by an affiliate of Verizon, which was accounted for as a separate transaction. The share amounts presented in the preceding sentence give effect to the Reverse Recapitalization.

The Business Combination

On December 3, 2021 (the “Closing Date”), we consummated the previously announced business combinations in connection with (i) that certain Agreement and Plan of Merger, dated June 24, 2021 (as amended, the “Merger Agreement”), by and among 890 5th Avenue Partners, Inc. (“890”), certain wholly-owned subsidiaries of 890, and BuzzFeed, Inc., a Delaware corporation (“ Legacy BuzzFeed”); and (ii) the Membership Interest Purchase Agreement, dated as of March 27, 2021 (as amended, the “C Acquisition Purchase Agreement”), by and among Legacy BuzzFeed, CM Partners, LLC, Complex Media, Inc., Verizon CMP Holdings LLC and HDS II, Inc., pursuant to which we acquired 100% of the membership interests of CM Partners, LLC. CM Partners, LLC, together with

Complex Media, Inc., is referred to herein as “Complex Networks.” The transactions contemplated by the Merger Agreement, including the acquisition of Complex Networks, are hereinafter referred to as the “Business Combination.” In connection with the consummation of the Business Combination, 890 was renamed “BuzzFeed, Inc.”

Additionally, pursuant to subscription agreements entered into in connection with the Merger Agreement, we issued, and certain investors purchased, $150.0 million aggregate principal amount of unsecured convertible notes due 2026 concurrently with the closing of the Business Combination (the “Notes”). Refer to Note 9 to the unaudited condensed consolidated financial statements in Item 1 of this Form 10-Q for additional details.

Additionally, the Business Combination satisfied a liquidity condition for 2.7 million RSUs and we recognized approximately $16.0 million of incremental stock-based compensation expense as a cumulative catch-up adjustment based on the number of RSUs outstanding and the requisite service completed at December 3, 2021 (“Liquidity 2 RSUs”). There were a further 2.4 million restricted stock units with a liquidity condition that the Business Combination did not satisfy (“Liquidity 1 RSUs”). However, on May 12, 2022, the board of directors waived the liquidity condition associated with the Liquidity 1 RSUs, permitting the RSUs to vest (based on service). We recognized approximately $8.2 million of stock-based compensation expense associated with the Liquidity 1 RSUs in the second quarter of 2022.

Restructuring

On March 22, 2022, in connection with the acquisition of Complex Networks, we approved certain organizational changes to align sales and marketing and general and administrative functions as well as changes in content to better serve audience demands. Additionally, on March 22, 2022, as part of a strategic repositioning of BuzzFeed News, the Company shared with NewsGuild, the representative of the BuzzFeed News bargaining unit, a voluntary buyout proposal covering certain desks. That proposal was then negotiated as part of collective bargaining between the BuzzFeed News Union and us. On May 6, 2022 the BuzzFeed News Union ratified its collective bargaining agreement with us. Also on May 6, 2022, we presented BuzzFeed News employees, including members of the BuzzFeed News bargaining unit, with the final negotiated voluntary buyout proposal. Employees had 45 days from May 6, 2022 to indicate whether they would accept our voluntary buyout proposal.

We incurred approximately nil and $5.3 million of restructuring costs for the three and nine months ended September 30, 2022, respectively, comprised mainly of severance and related benefit costs. For the nine months ended September 30, 2022, approximately $4.4 million were included in cost of revenue, excluding depreciation and amortization, $0.3 million were included in sales and marketing, $0.5 million were included in general and administrative, and $0.1 million were included in research and development.

On March 9, 2021, we announced a restructuring of HuffPost, including employee terminations, in order to efficiently integrate the HuffPost Acquisition and establish an efficient cost structure. We incurred approximately $3.6 million in severance costs related to the restructuring, of which $3.2 million were included in cost of revenue, excluding depreciation and amortization, $0.3 million were included in sales and marketing, and $0.1 million were included in research and development.

Impact of the COVID-19 Pandemic

In March 2020, the World Health Organization declared the viral strain of COVID-19 a global pandemic and recommended containment and mitigation measures worldwide. The spread of COVID-19 and the resulting economic contraction has resulted in increased business uncertainty and significantly impacted our business and results of operations.

We believe that the COVID-19 pandemic drove a shift in commerce from offline to online, including an increase in online shopping, which we believe contributed to the rapid growth we experienced in our commerce revenue for fiscal 2020. However, the growth of our commerce revenue decelerated during 2021 and continued to decelerate in 2022 as shelter-in-place orders were lifted, consumers returned to shopping in stores, and retailers struggled with supply chain disruptions and labor shortages.

The continued duration and severity of the COVID-19 pandemic and evolving strains of COVID-19 is uncertain, rapidly changing, and difficult to predict. The degree to which COVID-19-related disruptions impact our future results will depend on future developments, which are outside of our control, including, but not limited to, the duration of the pandemic, its severity, the success of actions taken to contain or prevent the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Our growth rate may continue to be impacted by additional macroeconomic factors beyond our control, such as inflation and its effect on interest rates, retail businesses reopening, increased consumer spending on travel and other discretionary items, and the absence of new U.S. and other government economic stimulus programs, among other things.

Effects of Inflation and Current Economic Conditions

In general, we believe that our results of operations are not dependent on moderate changes in the inflation rate. However, in response to the concerns over inflation risk in the broader U.S. economy, the U.S. Federal Reserve began to raise interest rates in March 2022 for the first time in more than three years and signaled that additional rate increases would continue throughout the year. It is possible that significant increases in interest rates may ultimately result in an economic recession, which could have a material adverse impact on our business. Adverse economic conditions resulting from inflationary pressures, U.S. Federal Reserve actions, geopolitical issues or otherwise are difficult to predict. Please see Part II, Item 1A “Risk Factors” elsewhere in this Form 10-Q for additional details.

Executive Overview

The following table sets forth our operational highlights for the periods presented (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
GAAP
Total revenue	$103,733	$90,096	$302,051	$251,848
Loss from operations	$(18,085)	$(881)	$(78,271)	$(17,817)
Net loss	$(26,993)	$(3,582)	$(95,140)	$(15,696)
Non-GAAP
Adjusted EBITDA(1)	$(2,396)	$5,992	$(17,067)	$7,307
Non-Financial
Time Spent(2)	150,679	220,908	488,958	602,249
—% on owned and operated properties	50%	31%	44%	34%
—% on third-party platforms	50%	69%	56%	66%

(1)	See “Reconciliation from Net income (loss) to Adjusted EBITDA” for a reconciliation of Adjusted EBITDA to the most directly comparable financial measure in accordance with accounting principles generally accepted in the United States (“GAAP”).
(2)	We define Time Spent as the estimated total number of hours spent by users on (i) our owned and operated U.S. properties, (ii) our content on Apple News, (iii) our content on YouTube in the U.S., as reported by Comscore, and (iv) our content on Facebook, as reported by Facebook. Time Spent does not reflect time spent with our content across all platforms, including some on which we generated a portion of our advertising revenue, and excludes time spent with our content on platforms for which we do not have advertising capabilities that materially contribute to our advertising revenue, including TikTok, Instagram, Snapchat and Twitter. There are inherent challenges in measuring the total actual number of hours spent with our content across all platforms; however, we consider the data reported by Comscore and Facebook to represent industry-standard estimates of the time actually spent on our largest distribution platforms with our most significant monetization opportunities. We use Time Spent to evaluate the level of engagement of our audience. Trends in Time Spent affect our revenue and financial results by influencing the number of ads we are able to show, the volume of purchases made through our affiliate links, and the overall value of our offerings to our customers. However, increases or decreases in Time Spent may not directly correspond to increases or decreases in our revenue. For example, the number of programmatic impressions served by third-party platforms can vary based on the advertising revenue optimization strategies of these platforms and, as a result, an increase or decrease in Time Spent does not necessarily correlate with a corresponding increase or decrease in the number of programmatic impressions served, but Time Spent can be a key indicator for our programmatic advertising revenue when the third-party platforms optimize revenue over programmatic impressions. Our definition of Time Spent is not based on any standardized industry methodology and is not necessarily defined in the same manner or comparable to similarly titled measures presented by other companies. Time Spent for the three and nine months ended September 30, 2022 decreased by 32% and 19%, respectively, driven by a decline in time spent by users on Facebook, partially offset by the C Acquisition. Excluding the impact of the C Acquisition, Time Spent declined consistent with broader industry trends.

Components of Results of Operations

Revenue: The majority of our revenue is generated through the following types of arrangements:

●	Advertising: Consists of display, programmatic, and video advertising on our owned and operated sites and applications and social media platforms. The majority of our advertising revenue is monetized on a per-impression basis; however, we also generate revenue from advertising products that are not monetized on a per-impression basis (for example, page takeovers that are monetized on a per-day basis). Advertising revenue is recognized in the period that the related impression or non-impression based metric is delivered. Programmatic impressions on third-party platforms, including Facebook and YouTube, are controlled by the individual platforms, and the respective advertising revenue optimization strategies of these platforms have an impact on the number of programmatic impressions that these platforms serve. These optimization strategies change from time to time and have varying impacts on the numbers of programmatic impressions served. Additionally, there is a component of our advertising revenue derived from sources where we are unable to obtain impression data. We generate an immaterial portion of our advertising revenue on platforms excluded from our measurement of Time Spent.
●	Content: Includes revenue generated from creating content, including promotional content, customer advertising and feature films. Content revenue is recognized when the content, or the related action (click or view), is delivered.
●	Commerce and other: Includes affiliate marketplace revenue and licensing of intellectual property. We participate in multiple marketplace arrangements with third parties whereby we provide affiliate links which redirect the audience to purchase products and/or services from the third parties. When the participant purchases a product and/or service, we receive a commission fee for that sale from the third party. Affiliate marketplace revenue is recognized when a successful sale is made and the commission is earned. Additionally, we generate other revenues from the production of live and virtual events such as ComplexCon and ComplexLand. We recognize revenue related to such events in the period in which the event occurred, as and when the services are delivered.

Cost of revenue: Consists primarily of compensation-related expenses and costs incurred for the creation of editorial, promotional, and news content across all platforms, as well as amounts due to third-party websites and platforms to fulfill customers’ advertising campaigns. Web hosting and advertising serving platform costs are also included in cost of revenue.

Sales and marketing: Consists primarily of compensation-related expenses for sales employees. In addition, sales and marketing expenses include advertising costs and market research.

General and administrative: Consists of compensation-related expenses for corporate employees. Also, it consists of expenses for facilities, professional services fees, insurance costs, and other general overhead costs. We expect our general and administrative expenses to increase in absolute dollars due to the growth of our business and related infrastructure as well as legal, accounting, director and officer insurance premiums, investor relations and other costs associated with operating as a public company.

Research and development: Consists primarily of compensation-related expenses incurred for the development of, enhancements to, and maintenance of our website, technology platforms, data collection and infrastructure. Research and development expenses that do not meet the criteria for capitalization are expensed as incurred.

Depreciation and amortization: Represents depreciation of property and equipment and amortization of intangible assets and capitalized software costs.

Impairment expense: Represents impairment charges on certain long-lived assets. See Note 21 to the unaudited condensed consolidated financial statements.

Other expense, net: Consists of foreign exchange gains and losses, gains and losses on investments, gains and losses on dispositions of subsidiaries, gains and losses on disposition of assets, and other miscellaneous income and expenses.

Interest expense, net: Consists of interest expense incurred on our borrowings, net of interest income on highly liquid short-term investments.

Change in fair value of warrant liabilities: Reflects the changes in warrant liabilities which is primarily based on the market price of our Public Warrants listed on Nasdaq under the symbol “BZFDW.”

Change in fair value of derivative liability: In December 2021, we issued $150.0 million aggregate principal amount of unsecured convertible notes due 2026 that contain redemption features which we determined were embedded derivatives to be recognized as liabilities and measured at fair value. At the end of each reporting period, changes in the estimated fair value during the period are recorded as a change in the fair value of derivative liability.

Income tax provision (benefit): Represents federal, state and local taxes based on income in multiple domestic and international jurisdictions.

Results of Operations:

Comparison of results for the three and nine months ended September 30, 2022 and 2021

The following tables set forth our condensed consolidated statement of operations data for each of the periods presented (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue	$103,733	$90,096	$302,051	$251,848
Costs and expenses
Cost of revenue, excluding depreciation and amortization	60,989	48,837	183,336	135,903
Sales and marketing	16,317	11,218	52,808	34,170
General and administrative	27,254	19,829	92,381	65,274
Research and development	5,900	5,686	23,345	19,285
Depreciation and amortization	9,198	5,407	26,292	15,033
Impairment expense	2,160		2,160
Total costs and expenses	121,818	90,977	380,322	269,665
Loss from operations	(18,085)	(881)	(78,271)	(17,817)
Other expense, net	(2,752)	(2,567)	(5,330)	(1,752)
Interest expense, net	(5,171)	(487)	(14,992)	(1,138)
Change in fair value of warrant liabilities	(395)	—	2,964	—
Change in fair value of derivative liability	300	—	3,525	—
Loss before income taxes	(26,103)	(3,935)	(92,104)	(20,707)
Income tax provision (benefit)	890	(353)	3,036	(5,011)
Net loss	(26,993)	(3,582)	(95,140)	(15,696)
Net income attributable to the redeemable noncontrolling interest	—	67	164	212
Net (loss) income attributable to noncontrolling interests	(137)	137	211	(173)
Net loss attributable to BuzzFeed, Inc.	$(26,856)	$(3,786)	$(95,515)	$(15,735)

Costs and expenses included in stock-based compensation expense are included in the condensed consolidated statements of operations as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Cost of revenue, excluding depreciation and amortization	$460	$388	$3,615	$543
Sales and marketing	550	37	2,663	98
General and administrative	2,448	59	8,828	160
Research and development	177	19	3,753	49
Total	$3,635	$503	$18,859	$850

The following table sets forth our condensed consolidated statement of operations data for each of the periods presented as a percentage of revenue(1):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue	100%	100%	100%	100%
Costs and expenses
Cost of revenue, excluding depreciation and amortization	59%	54%	61%	54%
Sales and marketing	16%	12%	17%	14%
General and administrative	26%	22%	31%	26%
Research and development	6%	6%	8%	8%
Depreciation and amortization	9%	6%	9%	6%
Impairment expense	2%	—%	1%	—%
Total costs and expenses	117%	101%	126%	107%
Loss from operations	(17)%	(1)%	(26)%	(7)%
Other expense, net	(3)%	(3)%	(2)%	(1)%
Interest expense, net	(5)%	(1)%	(5)%	—
Change in fair value of warrant liabilities	—%	—	1%	—
Change in fair value of derivative liability	—%	—	1%	—
Loss before income taxes	(25)%	(4)%	(30)%	(8)%
Income tax provision (benefit)	1%	—	1%	(2)%
Net loss	(26)%	(4)%	(31)%	(6)%
Net income attributable to the redeemable noncontrolling interest	—%	—	—%	—
Net (loss) income attributable to noncontrolling interests	—%	—	—%	—
Net loss attributable to BuzzFeed, Inc.	(26)%	(4)%	(31)%	(6)%

(1)Percentages have been rounded for presentation purposes and may differ from unrounded results.

Revenue

Total revenue was as follows (in thousands):

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
Advertising	$50,404	$50,240	0%	$152,296	$136,693	11%
Content	38,416	26,483	45%	110,979	70,261	58%
Commerce and other	14,913	13,373	12%	38,776	44,894	(14)%
Total revenue	$103,733	$90,096	15%	$302,051	$251,848	20%

Advertising revenue increased by $0.2 million, or 0%, for the three months ended September 30, 2022, driven by a $2.3 million, or 6%, increase in advertising on our owned and operated properties, partially offset by a $2.1 million, or 17%, decrease in advertising on third-party platforms. The increase in advertising revenue on our owned and operated properties reflects the acquisition of Complex Networks, which contributed $6.3 million of advertising revenue. Excluding Complex Networks, advertising revenue decreased by $4.0 million, or 11%, driven by a 5% decline in the number of programmatic impressions delivered and a 12% decline in overall pricing. Advertising revenue from third-party platforms reflects a contribution from Complex Networks of $1.9 million. Excluding the impact of Complex Networks, advertising revenue decreased by $4.0 million, or 32%, largely due to the decrease in Time Spent on distributed networks, reflecting a 42% decrease in the number of programmatic impressions delivered, partially offset by a 15% increase in overall pricing.

Advertising revenue increased by $15.6 million, or 11%, for the nine months ended September 30, 2022, driven by an $19.1 million, or 19%, increase in advertising on our owned and operated properties, partially offset by a $3.5 million, or 10%, decrease in advertising on third-party platforms. The increase in advertising on our owned and operated properties reflects the acquisition of Complex Networks, which contributed $21.8 million of advertising revenue. Excluding Complex Networks, advertising revenue decreased by $2.7 million, or 3%, driven by a 5% increase in the number of programmatic impressions delivered, partially offset by a 9% decline in overall pricing. The decrease in advertising on third-party platforms reflects a contribution from Complex Networks of $7.2 million. Excluding the impact of Complex Networks, advertising revenues decreased by $10.8 million, or 32%, largely due to the decrease in Time Spent on distributed networks, reflecting a 39% decline in the number of programmatic impressions delivered, partially offset by a 14% increase in overall pricing.

Content revenue increased by $11.9 million, or 45%, for the three months ended September 30, 2022, largely driven by the acquisition of Complex Networks which contributed $13.6 million of content revenue. Excluding the impact of Complex Networks, content revenue decreased $1.7 million reflecting changes in consumer spending due to the broader macroeconomic impact on certain client verticals, particularly those in the consumer-packaged goods, retail, and technology and telecommunications industries.

Content revenue increased by $40.7 million, or 58%, for the nine months ended September 30, 2022, largely driven by the acquisition of Complex Networks, which contributed $38.6 million of content revenue. Excluding the impact of Complex Networks, content revenue increased $2.1 million driven by growth in content revenue from feature films.

Commerce and other revenue increased by $1.5 million, or 12%, for the three months ended September 30, 2022, reflecting Amazon Prime Day which took place in the third quarter of 2022 (Amazon Prime Day took place in the second quarter of 2021). The impact of Amazon Prime Day was partially offset by a decline in the number of purchases generated by Facebook-referred traffic as well as heightened activity in the third quarter of 2021 related to the impact of COVID-19 which accelerated our commerce and other revenue.

Commerce and other revenue decreased $6.1 million, or 14%, for the nine months ended September 30, 2022, primarily reflecting a decline in the number of purchases generated by Facebook-referred traffic as well as a comparison against heightened purchasing activity in the nine months ended September 30, 2021 related to the impact of COVID-19. The declines were partially offset by the acquisition of Complex Networks and the introduction of an event.

Cost of revenue:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
Cost of revenue	$60,989	$48,837	25%	$183,336	$135,903	35%
As a percentage of revenue	59%	54%		61%	54%

Cost of revenue increased by $12.2 million, or 25%, for the three months ended September 30, 2022 driven by $8.8 million of increased costs related to Complex Networks ($6.0 million of which was compensation expense), $5.6 million increase in other costs of sales associated with our growth in revenue, partially offset by a $1.7 million decline in compensation expenses resulting from our previous restructuring actions.

Cost of revenue increased by $47.4 million, or 35%, for the nine months ended September 30, 2022 driven by $26.7 million of increased costs related to Complex Networks ($18.8 million of which was compensation expense), a $13.9 million increase in variable cost of revenue associated with our growth in revenue, $2.4 million in increased stock-based compensation expense primarily due to Liquidity 1 and Liquidity 2 RSUs and the remaining primarily relates to awards granted to key individuals, and $2.4 million of increased consulting expenses.

Sales and marketing:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
Sales and marketing	$16,317	$11,218	45%	$52,808	$34,170	55%
As a percentage of revenue	16%	12%		17%	14%

Sales and marketing expenses increased by $5.1 million, or 45%, for the three months ended September 30, 2022 driven by a $3.9 million increase in compensation expenses associated with Complex Networks and a $0.5 million increase in stock-based compensation expense primarily related to Liquidity 2 RSUs as well as awards granted to key individuals.

Sales and marketing expenses increased by $18.6 million, or 55%, for the nine months ended September 30, 2022 driven by a $13.5 million increase in compensation costs ($12.9 million associated with Complex Networks), $2.6 million of increased stock-based compensation expense primarily attributable to Liquidity 1 and Liquidity 2 RSUs and the remaining relates to awards granted to key individuals, and $1.0 million increase in consulting and marketing expenses.

General and administrative:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
General and administrative	$27,254	$19,829	37%	$92,381	$65,274	42%
As a percentage of revenue	26%	22%		31%	26%

General and administrative expenses increased by $7.4 million, or 37%, for the three months ended September 30, 2022 driven by a $2.4 million increase in stock-based compensation expense primarily associated with Liquidity 2 RSUs and awards granted to certain key individuals, increased rent of $1.5 million associated with the acquisition of Complex Networks, increased insurance costs of $1.4 million related to being a public company, and increased professional fees of $1.1 million. We expect our rent expense to decrease due to the sublease of our former headquarters. The sublease commenced on August 26, 2022.

General and administrative expenses increased by $27.1 million, or 42%, for the nine months ended September 30, 2022 driven by a $8.7 million increase in stock-based compensation expense associated with Liquidity 1 and liquidity 2 RSUs as well as grants awarded to certain key individuals, increased insurance costs of $5.0 million related to being a public company, increased rent of $4.5 million associated with our acquisition of Complex Networks, $3.4 million of increased compensation expenses associated with Complex Networks, and a $2.6 million increase in transaction-related costs (such as professional fees), certain litigation costs and public company readiness costs.

Research and development:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
Research and development	$5,900	$5,686	4%	$23,345	$19,285	21%
As a percentage of revenue	6%	6%		8%	8%

For the three months ended September 30, 2022, Research and development expenses largely remained consistent with a $0.2 million, or 4%, increase year-over-year.

Research and development expenses increased by $4.1 million, or 21%, for the nine months ended September 30, 2022 driven by $3.7 million of increased stock-based compensation expense primarily associated with Liquidity 1 and Liquidity 2 RSUs.

Depreciation and amortization:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
Depreciation and amortization	$9,198	$5,407	70%	$26,292	$15,033	75%
As a percentage of revenue	9%	6%		9%	6%

Depreciation and amortization increased by $3.8 million, or 70%, and $11.3 million, or 75%, for the three and nine months ended September 30, 2022, respectively, as a result of $3.8 million and $11.4 million of amortization of intangible assets primarily associated with the acquisition of Complex Networks for the three and nine months ended September 30, 2022, respectively.

Impairment expense:

For the three months ended September 30, 2022, we recorded a non-cash impairment charge of $2.2 million as a result of the sublease of our former corporate headquarters. Of the non-cash impairment charge, $1.4 million was allocated to right-of-use-assets and the remaining $0.8 million was allocated to leasehold improvements. Refer to Note 21 to the unaudited condensed financial statements.

Other expense, net:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
Other (expense) income, net	$(2,752)	$(2,567)	7%	$(5,330)	$(1,752)	NM
As a percentage of revenue	(3)%	(3)%		(2)%	(1)%

NM — not meaningful

Other expense, net increased by $0.2 million, or 7% for the three months ended September 30, 2022, driven by a $1.6 million increase in net foreign exchange losses (primarily unrealized) due to the continued decline in the Japanese Yen and British Pound. This was partially offset by a $0.5 million gain on sale of assets, a $0.6 million decrease in loss on disposition of a subsidiary, and a $0.2 million decrease in loss on disposition of assets.

Other expense, net increased by $3.6 million for the nine months ended September 30, 2022 due to a $5.4 million increase in net foreign exchange losses (primarily unrealized) due to the continued decline in the Japanese Yen and British Pound. This was partially offset by a $1.3 million increase in unrealized gains on the remeasurement of our investment in a private company for the nine months ended September 30, 2022.

Interest expense, net:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
Interest expense, net	$(5,171)	$(487)	NM	$(14,992)	$(1,138)	NM
As a percentage of revenue	(5)%	(1)%		(5)%	—%

NM — not meaningful

Interest expense, net increased by $4.7 million and  $13.9 million for the three and nine months ended September 30, 2022, respectively, primarily due to increased interest expense associated with the Notes.

Change in fair value of warrant liabilities:

We recorded a loss of $0.4 million and a gain of $3.0 million for the three and nine months ended September 30, 2022, respectively, on the change in fair value of warrant liabilities.

Change in fair value of derivative liability:

For the three and nine months ended September 30, 2022, we recorded a gain of $0.3 million and $3.5 million, respectively, due to a change in the estimated fair value of the derivative liability.

Income tax provision (benefit):

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
Income tax provision (benefit)	$890	$(353)	NM	$3,036	$(5,011)	NM
As a percentage of revenue	1%	—%		1%	(2)%

NM – not meaningful

For the three and nine months ended September 30, 2022, we recorded an income tax provision of $0.9 and $3.0 million, respectively, related to federal, state, and foreign taxes. Our effective tax rate differed from the U.S. federal statutory income tax rate of 21% primarily due to limited tax benefits provided for against our current year pre-tax operating loss as we maintain a full valuation allowance against our U.S. deferred tax assets that are not realizable on a more-likely-than-not basis. Additionally, the Company recorded a $0.9 million discrete tax expense during the quarter, primarily related to changes to the Company’s valuation allowance related to Complex’s measurement period adjustments as a result of the finalization of Complex pre-acquisition tax filings.

For the three months ended September 30, 2021, we recorded an income tax benefit of $0.4 million, related to federal, state and foreign taxes. Our effective tax rate differed from the U.S. federal statutory income tax rate of 21% primarily due to limited tax benefits provided for against our current year pre-tax operating loss as we maintain a full valuation allowance against our U.S. deferred tax assets that are not realizable on a more-likely-than-not basis.

For the nine months ended September 30, 2021, we recorded an income tax benefit of $5.0 million, including a $4.3 million discrete tax benefit related to the release of a portion of our previously established valuation allowance to offset deferred tax liabilities arising from the HuffPost Acquisition.

As of September 30, 2022, we continued to maintain a valuation allowance against our U.S. and certain foreign deferred tax assets as we could not conclude that such assets will be realized on a more-likely-than-not basis. Any decline in the valuation allowance could have a favorable impact on our income tax provision and net income in the period in which such determination is made.

Non-GAAP Financial Measure

Consolidated Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure and represents a key metric used by management and our board of directors to measure the operational strength and performance of our business, to establish budgets, and to develop operational goals for managing our business. We define Adjusted EBITDA as net loss, excluding the impact of net (loss) income attributable to noncontrolling interests, income tax provision (benefit), interest expense, interest income, other expense, net, depreciation and amortization, stock-based compensation, change in fair value of warrant liabilities, change in fair value of derivative liability, restructuring costs, impairment expense, transaction-related costs, certain litigation costs, public company readiness costs, and other non-cash and non-recurring items that management believes are not indicative of ongoing operations.

We believe Adjusted EBITDA is relevant and useful information for investors because it allows investors to view performance in a manner similar to the method used by our management. However, there are limitations to the use of Adjusted EBITDA and our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

Adjusted EBITDA should not be considered a substitute for loss from operations, net loss, or net loss attributable to BuzzFeed, Inc. that we have reported in accordance with GAAP.

Reconciliation from Net loss to Adjusted EBITDA

The following table reconciles consolidated net loss to Adjusted EBITDA for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net loss	$(26,993)	$(3,582)	$(95,140)	$(15,696)
Income tax provision (benefit)	890	(353)	3,036	(5,011)
Interest expense	5,316	592	15,325	1,370
Interest income	(145)	(105)	(333)	(232)
Other expense, net	2,752	2,567	5,330	1,752
Depreciation and amortization	9,198	5,407	26,292	15,033
Stock-based compensation	3,635	503	18,859	850
Change in fair value of warrant liabilities	395	—	(2,964)	—
Change in fair value of derivative liability	(300)	—	(3,525)	—
Restructuring(1)	—	—	5,319	3,645
Impairment expense(2)	2,160		2,160
Transaction-related costs(3)	—	963	5,132	5,596
Litigation costs(4)	696	—	1,920	—
Public company readiness costs(5)	—	—	1,522	—
Adjusted EBITDA	$(2,396)	$5,992	$(17,067)	$7,307

(1)For the nine months ended September 30, 2022, represents costs associated with certain organizational changes to align sales and marketing and general and administrative functions as well as changes in content to better service audience demands, and costs incurred as part of a strategic repositioning of BuzzFeed News. For the nine months ended September 30, 2021, reflects costs associated with involuntary terminations of employees across various roles and levels as part of the integration of the HuffPost Acquisition.

(2)Reflects a non-cash impairment expense recorded during the three months ended September 30, 2022 associated with certain long-lived assets of our former corporate headquarters which was fully subleased in the third quarter of 2022. Refer to Note 21 to the unaudited condensed consolidated financial statements.

(3)Reflects transaction-related costs and other items which are either not representative of our underlying operations or are incremental costs that result from an actual or contemplated transaction and include professional fees, integration expenses, and certain costs related to integrating and converging IT systems.

(4)Reflects costs related to litigation that are outside the ordinary course of our business. We believe it is useful to exclude such charges because we do not consider such amounts to be part of the ongoing operations of our business and because of the singular nature of the claims underlying the matter.

(5)Reflects one-time initial set-up costs associated with the establishment of our public company structure and processes.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and borrowings under our Revolving Credit Facility (as defined below), as well as cash generated from operations. Our cash and cash equivalents consist of demand deposits with financial institutions and investments in money market funds and totaled $59.1 million and $79.7 million at September 30, 2022 and December 31, 2021, respectively.

We believe that our operating cash flows, together with cash and cash equivalents on hand and amounts available for borrowing under our Revolving Credit Facility, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. To the extent existing cash, operating cash flows, and amounts available for borrowing are insufficient to fund future activities, we may need to raise additional funds. In the future, we may attempt to raise additional capital through the sale of equity securities or through equity-linked or debt financing arrangements. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by the incurrence of additional indebtedness, we may be subject to increased fixed payment obligations and could also be subject to additional restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. In addition, increased inflation has had, and may continue to have, an effect on interest rates. Increased interest rates may adversely affect the rate we are required to pay under our Revolving Credit Facility and our ability to obtain, or the terms under which we can obtain, any potential additional funding. Any future indebtedness we incur may result in terms that could be unfavorable to equity investors. There can be no assurances that we will be able to raise additional capital. The inability to raise capital could adversely affect our ability to achieve our business objectives.

Revolving Credit Facility

We have a $50.0 million revolving credit facility (“Revolving Credit Facility”), maturing in December 2023. Borrowings under the Revolving Credit Facility are generally limited to 95% of qualifying investment grade accounts receivable and 90% of qualifying non-investment grade accounts receivable, subject to adjustment at the discretion of the lenders. Borrowings under the Revolving Credit Facility bear interest at LIBOR, subject to a floor rate of 0.75%, plus a margin of 3.75% to 4.25%, depending on the level of our utilization of the Revolving Credit Facility. The Revolving Credit Facility is subject to a monthly minimum utilization of $15.0 million and also includes an unused commitment fee of 0.375%. The Revolving Credit Facility was amended and restated in connection with the closing of the Business Combination, namely to, among other things, add the Company and certain other entities as guarantors.

The Revolving Credit Facility includes covenants that, among other things, require us to maintain at least $25.0 million of unrestricted cash at all times and limit our ability to incur additional indebtedness, grant liens, pay dividends, hold unpermitted investments, repurchase or redeem equity interests or make material changes to the business. We were in compliance with the financial covenant as of September 30, 2022.

The Revolving Credit Facility is secured by a first priority security interest on the Company’s and the other borrowers’ and guarantors’ cash, accounts receivable, books and records and related assets.

As of September 30, 2022, we had outstanding borrowings under the Revolving Credit Facility of $33.5 million, outstanding letters of credit of $15.5 million, and remaining borrowing capacity of $1.0 million.

Convertible Notes

In connection with the Business Combination, we completed the issuance of $150.0 million of unsecured convertible notes due 2026 (the “Notes”). The Notes bear interest at a rate of 8.50% per annum, payable semi-annually. The Notes are convertible into approximately 12,000,000 shares of our Class A common stock at an initial conversion price of $12.50 and mature on December 3, 2026.

We may, at our election, force conversion of the Notes after the third anniversary of the issuance of the Notes, subject to a holder’s prior right to convert and certain other conditions, if the volume-weighted average trading price of our Class A common stock is greater than or equal to 130% of the conversion price for more than 20 trading days during a period of 30 consecutive trading days. In the event that a holder of the Notes elects to convert its Notes after the one year anniversary, and prior to the three-year anniversary, of the issuance of the Notes, we will be obligated to pay an amount equal to: (i) from the one year anniversary of the issuance of the Notes to the two year anniversary of the issuance of the Notes, an amount equal to 18 month’s interest declining ratably on a monthly basis to 12 month’s interest on the aggregate principal amount of the Notes so converted and (ii) from the two year anniversary of the issuance of the Notes to the three year anniversary of the issuance of the Notes, an amount equal to 12 month’s interest declining ratably on a monthly basis to zero month’s interest, in each case, on the aggregate principal amount of the Notes so converted (the “Interest Make-Whole Payment”). The Interest Make-Whole Payment will be payable in cash. Without limiting a holder’s right to convert the Notes at its option, interest will cease to accrue on the Notes during any period in which the Company would otherwise be entitled to force conversion of the Notes, but is not permitted to do so solely due to the failure of a trading volume condition specified in the indenture governing the Notes.

Each holder of a Note will have the right to cause us to repurchase for cash all or a portion of the Notes held by such holder (i) at any time after the third anniversary of the closing date, at a price equal to par plus accrued and unpaid interest; or (ii) at any time upon the occurrence of a fundamental change (as defined in the indenture governing the Notes), at a price equal to 101% of par plus accrued and unpaid interest.

The indenture governing the Notes includes restrictive covenants that, among other things, limit our ability to incur additional debt or liens, make restricted payments or investments, dispose of significant assets, transfer intellectual property, or enter into transactions with affiliates.

Cash flows provided by (used in) operating, investing and financing activities were as follows for the periods presented:

	Nine Months Ended September 30,
	2022	2021
Net cash (used in) provided by operating activities	$(7,897)	$10,898
Net cash used in investing activities	(13,774)	(4,900)
Net cash provided by financing activities	3,105	34,277

Operating Activities

For the nine months ended September 30, 2022, net cash used in operating activities was $7.9 million compared to net cash provided by operating activities of $10.9 million for the nine months ended September 30, 2021. The change was primarily driven by a $26.9 million increase in net loss, adjusted for non-cash items, a $17.7 million decrease in lease liabilities, and a $10.5 million decrease in the change in accrued compensation, partially offset by an $18.5 million increase in the change in accounts receivable, a $10.6 million increase in the change in prepaid and other assets, a $4.2 million increase in the change in deferred revenue, and a $2.3 million increase in the change in accounts payable.

Investing Activities

For the nine months ended September 30, 2022, cash used in investing activities was $13.8 million, which consists of $9.7 million of expenditures on internal-use software and $4.5 million of capital expenditures, partially offset by a $0.5 million gain on the sale of an asset.

For the nine months ended September 30, 2021, cash used in investing activities was $4.9 million, which consists of $7.6 million of expenditures on internal-use software and $1.8 million of capital expenditures, which was largely offset by $5.2 million of net cash acquired as part of the HuffPost Acquisition.

Financing Activities

For the nine months ended September 30, 2022, cash provided by financing activities was $3.1 million, principally consisting of $5.0 million in borrowings from our revolving credit facility and $0.4 million of proceeds from the exercise of stock options, partially offset by the payment of $1.7 million for withholding taxes on the vesting of certain RSUs and $0.6 million of deferred reverse recapitalization costs.

For the nine months ended September 30, 2021, cash provided by financing activities was $34.3 million, principally consisting of $35.0 million of proceeds from the issuance of common stock related to the equity investment in us by an affiliate of Verizon, partially offset by repayments of borrowings under the Revolving Credit Facility.

Contractual Obligations

Our principal commitments consist of obligations for office space under non-cancelable operating leases with various expiration dates through 2029 as well as repayment of borrowings under our Revolving Credit Facility and Notes.

In September 2018, concurrent with an investment in a private company, we agreed to guarantee the lease of the investee’s premises in New York. In October 2020, the investee renewed its lease agreement, and our prior guarantee was replaced with a new guarantee of up to $5.4 million. The amount of the guarantee is reduced as the investee makes payments under the lease. As of September 30, 2022, the maximum amount under the guarantee was $1.5 million, and no liability was recognized with respect to the guarantee.

Refer to Note 9, Note 15, and Note 16 of our unaudited condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q.

Critical Accounting Policies and Estimates

We prepare our condensed consolidated financial statements and related notes in accordance with GAAP. In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenues, expenses, and related disclosure. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and other assumptions that we believe are reasonable under the circumstances. To the extent that there are material differences between these estimates and actual results, our financial condition or operating results would be affected.

We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or judgment is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates or assumptions could have a material impact on our condensed consolidated financial statements. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 for a more complete discussion of our critical accounting policies and estimates.

Goodwill

Goodwill is tested annually for impairment as of October 1 or more frequently if events or changes in circumstances indicate an impairment may exist (a “triggering event”). As of September 30, 2022, the Company had $194.1 million of goodwill recorded on its condensed consolidated balance sheet. During the second quarter of 2022, management identified a sustained decline in share price that pushed our market capitalization below the carrying value of our stockholders’ equity. The Company concluded the sustained decline in share price was a triggering event and proceeded with a quantitative impairment assessment.

Our quantitative impairment assessment utilized an equal weighting of the income and market approaches. The results of our quantitative impairment test indicated that no impairment existed as the estimated fair value of the Company’s single reporting unit exceeded its carrying value by approximately 6%. The determination of fair value under the discounted cash flow method relied on internal projections developed using a number of estimates and assumptions that are inherently subject to significant uncertainties. These estimates and assumptions include, but are not limited to, a discount rate, annual revenue growth, and a terminal growth rate for cash flows. The key assumption in the market approach include determining a control premium, which was estimated using historical transactions over 16 years. Changes in these estimates or assumptions could materially affect the determination of fair value and the associated goodwill impairment assessment. Potential events and circumstances that could have an adverse impact on our estimates and assumptions include, but are not limited to, declining revenue, inability to improve profitability, continued increases in costs, and rising interest rates and other macroeconomic factors.

We concluded there were no new impairment triggering events as of and for the three months ended September 30, 2022. As such, we concluded there was no goodwill impairment as of September 30, 2022.

We will continue to monitor and evaluate the carrying value of the reporting unit, and should facts and circumstances change, a non-cash impairment charge could be recorded in the future. Refer to Note 3 within our unaudited condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q for additional information.

Other than what is noted above, there have been no material changes to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Recently Adopted and Issued Accounting Pronouncements

Refer to Note 2 of our unaudited condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q.

Emerging Growth Company Accounting Election

Section 102 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We are an emerging growth company and have elected to take advantage of the extended transition period. As a result, the condensed consolidated financial statements of BuzzFeed, Inc. may not be comparable to companies that comply with new or revised accounting standards as of public company effective dates.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we intend to rely on such exemptions, we are not required to, among other things: (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements; and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an emerging growth company under the JOBS Act until the earliest of (i) the last day of our first fiscal year following the fifth anniversary of 890’s initial public offering, (ii) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks include primarily foreign currency exchange, interest rate fluctuation and equity investment risks.

Foreign Currency Exchange Risk

We transact business in various foreign currencies and obtain international revenue, as well as incur costs denominated in foreign currencies, primarily the British pound, Japanese yen, and Canadian dollar. This exposes us to the risk of fluctuations in foreign currency exchange rates. Accordingly, changes in exchange rates, and in particular the recent strengthening of the U.S. dollar against the British pound, Japanese yen and most other major international currencies, could negatively affect our revenue and results of operations as expressed in U.S. dollars. Fluctuations in foreign currency rates, including the strengthening of the U.S. dollar against the British pound and Japanese yen, adversely affects our revenue growth in terms of the amounts that we report in U.S. dollars after converting our foreign currency results into U.S. dollars. In addition, currency variations can adversely affect margins on sales of our products and services in countries outside of the United States. Generally our reported revenues and operating results are adversely affected when the U.S. dollar strengthens relative to other currencies. The Company does not enter into foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates.

Interest Rate Fluctuation Risk

Our exposure to interest rates relates primarily to the variable interest component on our Revolving Credit Facility as well as interest earned and market value on money market funds included in our cash and cash equivalents. These exposures were not material for the three and nine months ended September 30, 2022 and 2021, but may become material in the future as increased inflation has had, and may continue to have, an effect on interest rates.

Equity Investment Risk

We hold an investment in equity securities of a privately-held company without a readily determinable fair value. We elected to account for this investment using the measurement alternative, which is cost, less any impairment, adjusted for changes in fair value resulting from observable transactions for identical or similar investments of the same issuer. We perform a qualitative assessment at each reporting date to determine whether there are triggering events for impairment. The qualitative assessment considers factors such as, but not limited to, the investee’s financial performance and business prospects; industry performance; economic environment; and other relevant events and factors affecting the investee. Valuations of our equity investment are complex due to the lack of readily available market data and observable transactions. The carrying value of our investment was $3.6 million at September 30, 2022 and $2.3 million at December 31, 2021.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In connection with the audit of our consolidated financial statements as of December 31, 2021, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. BuzzFeed has identified material weaknesses in its internal control over financial reporting that we are currently working to remediate, which relate to: (a) a lack of formalized internal control and segregation of duties in the financial statement close process; (b) a lack of sufficient levels of staff with public company and technical accounting experience; and (c) the selection and development of control activities, including information technology general controls.

During 2022, with the oversight of senior management, we have hired and will continue to hire additional accounting personnel with technical accounting and financial reporting experience. We have also supplemented accounting resources with external advisors to assist with performing technical accounting activities. We are in the process of identifying and implementing the specific controls to remediate the material weaknesses.

Although management designed remediation plans in 2021, due to resource constraints and lack of sufficient staff with technical expertise, the necessary business process and IT general controls were partially implemented or not executed consistently; thus, material weaknesses in our internal control environment were concluded not to be remediated. The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time, and we have concluded, through testing, that the newly implemented and enhanced controls are operating effectively. Our management will continue to monitor the effectiveness of our remediation plans in 2022 and will make the changes we determine to be appropriate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report. In making this evaluation, management considered the material weakness in our internal control over financial reporting described above. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2022, the period covered in this report, our disclosure controls and procedures were not effective.

Notwithstanding the assessment that our disclosure controls and procedures are not effective, we believe that we have performed sufficient supplementary procedures to ensure that the condensed consolidated financial statements contained in this filing fairly present our financial position, results of operations and cash flows for the reporting periods covered herein in all material respects.

Changes in Internal Control over Financial Reporting

On December 3, 2021, the Company acquired Complex Networks (see Note 3 to the accompanying condensed consolidated financial statements). We are currently integrating policies, processes, people, technology and operations for the combined company. Management will continue to evaluate our internal control over financial reporting as we execute integration activities. Other than as noted above, and in connection with the implementation of the remedial measures described above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the quarter ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II. Other Information

ITEM 1. LEGAL PROCEEDINGS

From time to time, we may become involved in legal proceedings and claims arising in the ordinary course of business, including, but not limited to, disputes in the areas of contracts, securities, privacy, data protection, content regulation, intellectual property, consumer protection, e-commerce, marketing, advertising, messaging, rights of publicity, libel and defamation, health and safety, employment and labor, product liability, accessibility, competition, and taxation. We record a liability when we believe that it is probable that a loss will be incurred by us and the amount of that loss can be reasonably estimated. Based on our current knowledge, we do not believe that there is a reasonable possibility that the final adjudication of pending or threatened legal proceedings to which we are a party, will, either individually or in the aggregate, have a material adverse effect on our financial position, results of operations, or cash flows.

On March 15, 2022, two mass arbitrations were initiated before the American Arbitration Association (the “AAA”) against the Company and certain of its executive officers and directors (together, the “BuzzFeed Defendants”) and Continental Stock Transfer Corporation (the “Arbitrations”) by 91 individuals previously employed by Legacy BuzzFeed (the “Claimants”). Claimants allege that they were harmed when they were allegedly unable to convert their shares of Class B common stock to Class A common stock and sell those shares on December 6, 2021, the first day of trading following the business combination of 890 Fifth Avenue and Legacy BuzzFeed, and assert claims for negligence, misrepresentation, breach of fiduciary duty, and violation of Section 11 of the Securities Act of 1933.  Claimants seek to recover unspecified compensatory damages, an award of costs, and any further appropriate relief.

On April 21, 2022, the BuzzFeed Defendants filed a complaint in the Delaware Court of Chancery seeking to enjoin the Arbitrations on the grounds that Claimants’ purported causes of action arise from their rights as shareholders of the Company, are governed by the Company’s charter, including its forum selection provision, and are therefore not arbitrable (the “Delaware Action”). The complaint seeks declaratory and injunctive relief.  A hearing on the merits of the Delaware Action was held on July 26, 2022. On October 28, 2022, the Court of Chancery granted the Company’s motion to permanently enjoin the Claimants’ arbitration claims. The Company does not believe that the final outcome of this matter will have a material adverse effect on its financial position, results of operations, or cash flows.

On September 12, 2022, a putative class action complaint was filed against BuzzFeed (dba HuffPost.com) in the United States District Court for the Northern District of Illinois, alleging violations of the federal Video Privacy Protection Act. The plaintiff, who seeks to represent a class of digital subscribers to an online website owned or operated by BuzzFeed who had their personal viewing information disclosed to Facebook, alleges that she was a digital subscriber to HuffingtonPost.com and that BuzzFeed disclosed her personal viewing information to Facebook without her consent. Plaintiff seeks damages of $2,500 (in actual dollars) for each member of the class, punitive damages, injunctive relief and attorney fees. BuzzFeed disputes the claims.

For information regarding other legal proceedings in which we are involved, see Note 16 of our unaudited condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q.

ITEM 1A. RISK FACTORS

Disclosure about our existing risk factors is set forth in Item 1A, “Risk Factors,” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Other than as described below, our risk factors have not changed materially since December 31, 2021.

Adverse economic conditions in the United States and globally, including the potential onset of recession, could have a negative effect on our business, results of operations, financial condition and liquidity.

Adverse macroeconomic conditions in the United States and globally, including inflation, slower than expected growth or recession, changes to fiscal and monetary policy, tightening of the credit markets, higher interest rates, high unemployment and currency fluctuations, could negatively impact our business, financial condition, results of operations and liquidity. These factors could negatively affect demand for advertising on our owned & operated sites and social media platforms or revenue generated from creating content.  Adverse economic conditions in the United States and globally have from time to time caused or exacerbated significant slowdowns in our industry and in the markets in which we operate, which have adversely affected our business and results of operations. Macroeconomic weakness and uncertainty also make it more difficult for us to accurately forecast revenue, gross margin and expenses, and may make it more difficult to raise or refinance debt.

Further, sustained uncertainty about, or worsening of, current global economic conditions, including further escalation of tensions between Russia and Western countries, as well as further escalation of trade tensions between the U.S. and China, could result in a global economic slowdown and long-term changes to global trade. Any or all of these factors could negatively affect our advertising revenue, content revenue, and affiliate marketplace revenue and could materially adversely affect the Company’s business, results of operations, financial condition and growth.

We may require additional capital to support our operations or the growth of our business, and we cannot be certain that this capital will be available on reasonable terms when required, or at all.

From time to time, we may need additional financing to operate or grow our business. Our ability to obtain additional financing, if and when required, will depend on investor and lender demand, our operating performance, the condition of the capital markets and other factors, and we do not know whether additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, those securities may have rights, preferences or privileges senior to the rights of our existing preferred and common stock, and our existing stockholders will experience dilution. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support the operation or growth of our business could be significantly impaired and our operating results may be harmed.

In addition, inflation has increased as a result of, among other factors, supply constraints, federal stimulus funding, increases to household savings, and the sudden macroeconomic shift in activity levels arising from the loosening or removal of many government restrictions and the broader availability of COVID-19 vaccines. Increased inflation has had, and may continue to have, an effect on interest rates. Increased interest rates may adversely affect the rate we are required to pay under our Revolving Credit Facility and our ability to obtain, or the terms under which we can obtain, any potential additional funding. See “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” for more information.

Our international operations are subject to increased challenges and risks.

We have offices around the world and our content is available in multiple languages. Our business and the conduct of our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. Operating internationally subjects us to additional risks and may increase risks that we currently face, including risks associated with:

●	recruiting, integrating and retaining talented and capable employees in foreign countries and maintaining our company culture across all of our offices;
●	providing our content and operating across a significant distance, in different languages and among different cultures, including the potential need to modify our products, content and services to ensure that they are culturally relevant in different countries;
●	increased competition from local media companies and mobile applications which have expanded and may continue to expand their geographic footprint;
●	differing and potentially lower levels of user growth, user engagement and ad engagement in new and emerging geographic territories;
●	compliance with applicable foreign laws and regulations, including laws and regulations with respect to privacy, consumer protection and media freedom;
●	operating in jurisdictions that do not protect intellectual property rights to the same extent as the United States;
●	compliance with anti-bribery laws including, without limitation, compliance with the Foreign Corrupt Practices Act;
●	currency exchange rate fluctuations including the recent strengthening of the U.S. dollar against the British pound, Japanese yen and other major international currencies;
●	foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash earned outside the United States;
●	double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which we operate;
●	operating through license agreements with third parties managing certain BuzzFeed branded operations outside of the United States; and
●	higher costs of doing business internationally, including increased accounting, travel, infrastructure and legal compliance costs.

If we are unable to manage the complexity of our global operations successfully, our business, financial condition and operating results could be adversely affected.

A significant portion of our total outstanding shares are no longer restricted from immediate resale and may be sold into the market at any time. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock.

On June 2, 2022, an aggregate of (i) 102,688,447 shares of our Class A common stock (including 2,776,073 shares of our Class A common stock subject to outstanding equity awards), (ii) 12,019,830 shares of our Class B common stock and (iii) 6,478,031 shares of our Class C common stock held by our stockholders became available for sale without restriction, other than applicable securities laws. In addition, through the earlier of (i) December 3, 2022, (ii) the date that the last reported sale price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing May 2, 2022, and (iii) the date on which the company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the company’s stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property, an aggregate of 7,187,500 shares of our Class A common stock held by 200 Park Avenue Partners, LLC, PA 2 Co-Investment LLC, Craig-Hallum Capital Group LLC and certain affiliated individuals, are subject to transfer restrictions set forth in the registration rights agreement entered into in connection with the Business Combination. Following the expiration of this lock-up, the applicable securityholders will not be restricted from selling shares of our Class A common stock held by them, other than by applicable securities laws.

Exercises of significant amounts of options or the settlement of significant amounts of equity awards at one time, including any related sales of shares of Class A common stock as a result of sell-to-cover transactions effected to address any associated tax liabilities or any discretionary sales by the holders of equity awards, could also reduce the market price of our Class A common stock. The Company generally restricts the sale of equity securities by officers, directors and employees to designated window periods each quarter. If there are significant exercises of options or settlement of equity awards in a limited period of time, such issuances would be very dilutive to existing stockholders. In addition, significant sales of shares of Class A common stock at one time as a result of associated sell-to-cover transactions or discretionary sales effected in connection with such exercises or settlement, including to cover holders’ tax obligations associated with the exercise and/or settlement of certain options and RSUs, may result in trading volatility and reduce the market price of our Class A common stock.

The consummation of the Business Consummation satisfied a liquidity condition for 2.7 million RSUs, causing these RSUs to vest. The Business Combination did not satisfy a liquidity condition for an additional 2.5 million of RSUs (“Liquidity 1 RSUs”). However, on May 12, 2022, the Company’s board of directors waived the liquidity condition associated with the Liquidity 1 RSUs, permitting them to vest also (based on service). On May 12, 2022, 2.4 million Liquidity 1 RSUs were outstanding. On June 5, 2022,  the settlement of 2.1 million of the Liquidity 1 RSUs occurred. As a result of the vesting of these RSUs, approximately 1 million shares of Class A common stock were sold in the public market in order to pay for the withholding tax due upon the vesting of these RSUs. Holders of RSUs may also elect to sell the shares of Class A common stock they received upon the settlement of the RSUs. Sales of a significant number of shares of our Class A common stock could result in trading volatility and cause the market price of our Class A common stock to decline.

In addition, in the future, we may issue preferred shares or other equity ranking senior to our Class A common stock. Preferred shares have, and those other securities will generally have, priority upon liquidation. Such securities also may be governed by an instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our Class A common stock. Because our decision to issue equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. As a result, future capital raising efforts may reduce the market price of our Class A common stock and be dilutive to existing shareholders.

As restrictions on resale end, equity awards vest and registration statements become available for use, the market price of our Class A common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

There can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

An active trading market for our securities may never develop or, if developed, it may not be sustained. Our Class A common stock and warrants are listed on Nasdaq under the symbols “BZFD” and “BZFDW,” respectively. However, we cannot assure you that we will be able to maintain the listing of our securities in the future. If our common stock trades under $1.00 for a specified period of time, and we are unable to take remedial measures to increase the stock price, Nasdaq may commence delisting proceedings as a result of the deficiency.  If Nasdaq delists our Class A common stock and/or warrants from trading on its exchange for failure to meet any of its listing standards, including standards related to maintaining a $1.00 stock price, we and our securityholders could face significant material adverse consequences including:

●	a limited availability of market quotations for our securities;
●	reduced liquidity for our securities;
●	a determination that our Class A common stock is a “penny stock,” which will require brokers trading in our Class A common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our Class A common stock;
●	a limited amount of analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If our Class A common stock was not listed on Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

The multi-class structure of our common stock has the effect of concentrating voting power with our Chief Executive Officer, which limits other stockholders’ ability to influence the outcome of important transactions, including a change in control.

As of September 30, 2022, Jonah Peretti and his affiliates hold more than 75% of the voting power of our outstanding common stock. In addition to voting together with our Class A common stock (with one vote per share) on all matters, the holders of our Class B common stock are entitled to 50 votes for each share of Class B common stock held of record by such holder on each matter on which such holders of such shares are entitled to vote, as set out in our second amended and restated certificate of incorporation. Accordingly, Mr. Peretti is and will be able to exert substantial influence over matters submitted to our stockholders for approval, including the election of directors and amendments of our organizational documents, and an approval right over any acquisition or liquidation of our company. Mr. Peretti may have interests that differ from those of the other stockholders and may vote in a way with which the other stockholders disagree and which may be adverse to their interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of the company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of the company, and might ultimately affect the market price of shares of our Class A common stock.

We are exposed to potential impairment charges on certain assets.

We had approximately $194.1 million of goodwill and $125.1 million of acquired intangible assets on our condensed consolidated balance sheet as of September 30, 2022. Under U.S. GAAP, we are required to review our intangible assets including goodwill for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We perform an assessment of goodwill for impairment annually as of October 1 and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. When testing goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value or we may determine to proceed directly to the quantitative impairment test.

Factors we consider important in the qualitative assessment which could trigger a goodwill impairment review include: significant underperformance relative to historical or projected future operating results; significant changes in the manner of our use of the acquired assets or the strategy for our overall business; significant negative industry or economic trends; a significant decline in our stock price for a sustained period; and a significant change in our market capitalization relative to our net book value.

We assess the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Circumstances which could trigger a review include, but are not limited to the following: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectations that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

During the second quarter of 2022, we identified a sustained decline in share price that pushed our market capitalization below the carrying value of our stockholders’ equity. We concluded the sustained decline in share price was a triggering event and performed an interim quantitative impairment assessment. The quantitative impairment assessment was performed as of June 30, 2022, utilizing a combination of the income and market approach. The result of our goodwill impairment assessment concluded the fair value of the Company’s single reporting unit exceeded the carrying value, and as such, there was no impairment as of June 30, 2022.

The fair value of the reporting unit is determined by taking our market capitalization as determined through quoted market prices and as adjusted for a control premium and other relevant factors. If our fair value declines to below our carrying value, we could incur significant impairment charges associated with goodwill and acquired intangible assets, which could negatively impact our financial results.

We concluded there were no new impairment triggering events as of and for the three months ended September 30, 2022. As such, we concluded there was no goodwill impairment as of September 30, 2022.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. OTHER INFORMATION

Not applicable.

ITEM 6. EXHIBITS

Exhibit Number	Description
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1#	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2#	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCHXBRL	Taxonomy Extension Schema Document.
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document.
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document.
101.LAB XBRL	Taxonomy Extension Label Linkbase Document.
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and included in Exhibit 101).

# This certification is deemed not filed for purpose of Section 18 of the Exchange Act or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BuzzFeed, Inc.

		By:	/s/ Felicia DellaFortuna
Chief Financial Officer
(Principal Financial Officer and Duly Authorized Officer)
Date:	November 14, 2022

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO

RULE 13a-14(a) OR 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jonah Peretti, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of BuzzFeed, Inc. (“the registrant”);
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2022

By:	/s/ Jonah Peretti
Jonah Peretti
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO

RULE 13a-14(a) OR 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Felicia DellaFortuna, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of BuzzFeed, Inc. (the “registrant”);
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

November 14, 2022

By:	/s/ Felicia DellaFortuna
Felicia DellaFortuna
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Jonah Peretti, Chief Executive Officer of BuzzFeed, Inc. (the “Company”), do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

the Quarterly Report on Form 10-Q of the Company for the period ended September 30, 2022 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 14, 2022

By:	/s/ Jonah Peretti
Jonah Peretti
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Felicia DellaFortuna, Chief Financial Officer of BuzzFeed, Inc. (the “Company”), do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

the Quarterly Report on Form 10-Q of the Company for the period ended September 30, 2022 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 14, 2022

By:	/s/ Felicia DellaFortuna
Felicia DellaFortuna
Chief Financial Officer
(Principal Financial Officer)